Filed pursuant to Rule 253(g)(2)

File No. 024-11582

OFFERING CIRCULAR DATED JANUARY 27, 2022

GATC HEALTH

2030 Main Street, Suite 660

Irvine, California 92614

(833) 333-GATC (4282)

www.gatchealth.com

UP TO 12,206,100 SHARES OF COMMON STOCK

INCLUDING UP TO 706,100 SHARES TO BE SOLD BY SELLING SHAREHOLDERS (1)

		Underwriting
	Price to	Discounts and	Proceeds to Issuer	Proceeds to
	Public	Commissions (2)	Before Expenses (3)	Other Persons

Per Share (4)	$5.00	$--	$5.00	$5.00
Total	$53,070,000.00	$--	$50,000,000.00	$3,070,000.00

(1) We are offering up to 10,000,000 shares of Common Stock, plus up to 1,500,000 shares to be issued to investors who purchase 200,000 or more shares.  The selling shareholders are offering up to 614,000 shares of Common Stock, plus up to 92,100 shares to be issued to investors who purchase 200,000 or more shares.

(2) We have not engaged any placement agent or underwriter in connection with this offering. To the extent that we do so, we will file a supplement to the Offering Statement of which this Offering Circular is a part.

(3)  Does not include expenses of the offering. See “Use of Proceeds” and “Plan of Distribution and Selling Shareholders.”

We expect that the amount of expenses of the offering that we will pay if all offered shares are sold will be approximately $3,770,000.  This amount includes the following: (a) platform fees to Manhattan Street Capital of $120,000 and estimated technology fees of 7% of the funds raised (paid by the Company and selling shareholders as applicable) (bi) accounting fees of $20,000, (c) legal fees of $60,000, and (d) edgarization fees of $12,000 and state filing fees and other expenses of $108,000.  This amount does not include commissions if we engage any registered brokers.

(4)  Does not include the effective discount that would result from investors purchasing shares at a 15% discount based upon an investor’s investment level. For details of the effective discount, see “Plan of Distribution and Selling Shareholders - Perks.”

We have entered into an agreement with FundAthena, Inc., d/b/a Manhattan Street Capital (“Manhattan Street Capital”) in connection with the use of its online platform for this offering. Under that agreement, we will pay Manhattan Street Capital fees of (a) $60,000 in cash and 405,000 shares of Common Stock as a project management retainer fee, plus ten-year cashless exercise warrants to purchase $60,000 of Common Stock at an exercise price of $5.00 per share, or 12,000 shares of Common  Stock, (b) $5,000 per month while the offering is live for investment or reservations, including any “testing the waters” time period,  plus ten-year cashless exercise warrants to purchase 12,000 shares of  Common Stock at an exercise price of $5.00 per share, and (c) a technology and administration fee of $25 per investor, in cash, paid by us when each investor deposits funds into the escrow account plus ten-year cashless exercise warrants to purchase the same value of Common Stock at an exercise price of $5.00 per share. See “Plan of Distribution and Selling Shareholders – Online Platform.” The total number of warrants and underlying shares of Common Stock issuable pursuant to clauses (2) and (3) above will not be determined until the offering is terminated. None of the shares of Common Stock issuable upon the exercise of warrants issued to Manhattan Street Capital are included in the 10,000,000 shares being offering by the Company.

The offering (the “Offering”) will terminate at the earlier of: (a) the date at which the maximum offering amount, $53,070,000 (the “Maximum Offering Amount”) has been sold (b) the date at which the Offering is earlier terminated by the Company in its sole discretion or (c) September 26, 2022.  We have engaged Prime Trust as an escrow agent (the “Escrow Agent”) to hold funds tendered by investors. No minimum target amount is required and the Escrow Agent may hold a series of closings on a rolling basis from which we will receive the funds from the escrow agent and issue the shares to investors. We may undertake one or more closings on a rolling basis.  After each closing, funds tendered by investors will be made available to us.  After the initial closing of the Offering, we expect to hold closings on at least a monthly basis.  Proceeds from the sale of Common Stock will not be escrowed, and all net proceeds will be immediately available for our use.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

GENERALLY, NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(d)(2)(i)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO www.investor.gov

This Offering is inherently risky. See “Risk Factors” on page 8.

Sales of these securities will commence on approximately September 27, 2021.

We are following the “Offering Circular” disclosure format of Regulation A.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012. See “Implications of Being an Emerging Growth Company.”

In this Offering Circular, unless the context indicates otherwise, the terms “GATC Health,” “the Company,” “we,” “our” and “us” refer to GATC Health Corp and its wholly-owned subsidiary, GATC Rx Corp (“GATC Rx”).

THIS OFFERING CIRCULAR MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, US, OUR BUSINESS PLAN AND STRATEGY, AND OUR INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO OUR MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE OUR ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. WE DO NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Implications of Being an Emerging Growth Company

We are not subject to the ongoing reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) because we are not registering our securities under the Exchange Act. Rather, we will be subject to the more limited reporting requirements under Regulation A, including the obligation to electronically file:

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annual reports (including disclosure relating to our business operations for the preceding three fiscal years, or, if in existence for less than three years, since inception, related party transactions, beneficial ownership of the issuer’s securities, executive officers and directors and certain executive compensation information, management’s discussion and analysis (“MD&A”) of our liquidity, capital resources, and results of operations, and two years of audited financial statements),

●	semi-annual reports (including disclosure primarily relating to our interim financial statements and MD&A), and

●	current reports for certain material events.

In addition, at any time after completing reporting for the fiscal year in which this offering statement was qualified, if the securities of each class to which this offering statement relates are held of record by fewer than 300 persons and offers or sales are not ongoing, we may immediately suspend the Company’s ongoing reporting obligations under Regulation A.

If and when we become subject to the ongoing reporting requirements of the Exchange Act, as an issuer with less than $1.07 billion in total annual gross revenues during its last fiscal year, we will qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and this status will be significant. An emerging growth company may take advantage of certain reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. In particular, as an emerging growth company we:

●	will not be required to obtain an auditor attestation on our internal controls over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

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will not be required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives (commonly referred to as “compensation discussion and analysis”);

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will not be required to obtain a non-binding advisory vote from our stockholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on-frequency” and “say-on-golden-parachute” votes);

●	will be exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;

●	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A; and

●	will be eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards.

We intend to take advantage of all these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under Section 107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under Section 107 of the JOBS Act.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions for up to five years after our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, as amended, (the “Securities Act”) or such earlier time should we no longer meet the definition of an emerging growth company. Note that this offering, while a public offering, is not a sale of common equity pursuant to a registration statement, since the offering is conducted pursuant to an exemption from the registration requirements. In this regard, the JOBS Act provides that we would cease to be an “emerging growth company” if we have more than $1.07 billion in annual revenues, have more than $700 million in market value of our Common Stock held by non-affiliates, or issue more than $1 billion in principal amount of non-convertible debt over a three-year period.

Certain of these reduced reporting requirements and exemptions are also available to us due to the fact that we may also qualify, once listed, as a “smaller reporting company” under the United States Securities and Exchange Commission’s (the “Commission”) rules. For instance, smaller reporting companies are not required to obtain an auditor attestation on their assessment of internal control over financial reporting; are not required to provide a compensation discussion and analysis; are not required to provide a pay-for-performance graph or CEO pay ratio disclosure; and may present only two years of audited financial statements and related MD&A disclosure.

OFFERING CIRCULAR SUMMARY

This Offering Circular Summary highlights information contained elsewhere and does not contain all of the information that you should consider in making your investment decision. Before investing in our Common Stock, you should carefully read this entire Offering Circular, including our financial statements and related notes. You should also consider, among other information, the matters described under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The Company

GATC Health Corp (“we,” “us” or the “Company”) is engaged in the business of utilizing advanced, proprietary artificial intelligence for drug discovery and improved disease detection. Our platform analyzes human DNA and multiomics data to provide products and services for our customers that are faster, more cost effective and accurate than our competitors. For drug discovery and development we believe that our unique approach permits us to traverse diagnostic biomarker discovery, drug compound discovery, and finally, clinical de-risking of drugs in a matter of months, as opposed to years, and for dramatically less cost than other methodologies. To date we have identified a molecule for the treatment of addictive behavior with the application of this technology.

We have developed five specific platforms, or Engines, for early disease detection and treatment recommendations: health and wellness optimization, medical cannabis recommendations (licensed through an affiliate), a viral immunity Engine (including COVID-19 immunity); a depressive/anxiety Engine; and an Engine for cardiovascular health supplements. We recently began developing our proprietary AI-assisted drug discovery technology, which, we believe, can dramatically decrease the time and expense required for the development of novel pharmaceutical compounds. We have one wholly-owned subsidiary, GATC Rx Corp (“GATC Rx”), which developed a viral immunity engine. We acquired the 36.6% minority interests in GATC Rx on August 12, 2021 in exchange for 2,431,000 shares of the Company’s Common Stock.

All share numbers in this Memorandum give effect to a 1 for 1 stock dividend effected in August, 2021 and the conversion of our 8% Convertible Debentures into Common Stock on September 21, 2021.

We were incorporated in Wyoming on May 16, 2020. Our business office is located at 2030 Main Street, Suite 660, Irvine California 92614. Our telephone number is (833) 333-GATC (4282) and our website is www.gatchealth.com.

The Current Offering

Securities offered

Maximum of 12,206,100 shares of Common Stock

·Of these shares, up to 11,500,000 are being offered by us, which includes 1,500,000 shares that will be offered to investors who purchase 200,000 or more shares.

·Of these shares, up to 706,100 are being offered by the selling shareholders, which includes 92,100 shares that will be offered to investors who purchase 200,000 or more shares.

Common Stock outstanding before the Offering (1)	22,260,477 shares
Common Stock outstanding after the Offering (1)(2)(3)	22,260,477 shares
Series A Convertible Preferred Stock outstanding before the Offering	727,382.2 shares
Series A Convertible Preferred Stock outstanding after the Offering	727,382.2 shares
Voting Rights	The shares of Common Stock have one vote per share, while Series A Convertible Preferred Stock shares have 20 votes per share. See “Securities Being Offered.”
Use of proceeds	We intend to use the proceeds of this offering for research and development, marketing, general and administrative purposes, cyber security and strategic acquisitions. See “Use of Proceeds.”

(1) Does not include up to 8,819,133 shares of Common Stock issuable upon exercise of outstanding stock options and warrants at a weighted average price of $2.82 per share, nor any shares or warrants which may be sold by us in private placements.

(2) Assumes that no individual investor purchases more than 200,000 shares of Common Stock.

(3) Does not include platform fee warrants issuable to Manhattan Street Capital. See “Plan of Distribution and Selling Shareholders – The Online Platform.”

Selected Risks

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this summary. These risks include, but are not limited to, the following:

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Future revenues from our technology cannot be assured.

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Our proposed products may become subject to regulatory approval.

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We may not be able to develop commercial products.

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Dependence on Supplier

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Our proposed products may face substantial competition.

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Our intellectual property positions may be challenged, invalidated, circumvented or expire, or we may fail to prevail in present and future intellectual property litigation.

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We may not be able to access capital and credit markets on terms that are favorable to us, or at all.

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We may continue to enter into joint ventures for the exploitation of our technology.

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We have no intention to pay dividends

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Cyber Security Risks of our Multiomic Advanced Technology™

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Risks of expansion of our business arise due to our limited operating history.

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Capital and credit market conditions may adversely affect our access to various sources of capital and/or the cost of capital, which could impact our business activities, dividends, earnings and Common Stock price, among other things.

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Dependence on key personnel.

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The ability of stockholders to control our policies and effect a change of control of our Company is limited by certain provisions of our Articles of Incorporation and bylaws and by Wyoming law.

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Our Board of Directors may change our policies without stockholder approval.

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Our rights and the rights of our stockholders to take action against our directors and officers are limited, which could limit your recourse in the event of actions that you do not believe are in your best interests.

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Our business could be adversely impacted if there are deficiencies in our controls and procedures or internal control over financial reporting.

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Management discretion as to use of proceeds.

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There is no public market for our securities and nor has there been any trading market for our Common Stock.

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The market price and trading volume of our Common Stock may be volatile following this offering.

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If you invest in this offering, you will experience immediate dilution.

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Future issuances of debt securities and equity securities may negatively affect the market price of shares of our Common Stock and, in the case of equity securities, may be dilutive to existing stockholders.

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Our Consolidated Financial Statements include a Going Concern Opinion.

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The Subscription Agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of Wyoming, regardless of convenience or cost to you, the investor.

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Investors in this offering may not be entitled to a jury trial with respect to claims arising under the Subscription Agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement.

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Our operations could be adversely affected by renewed outbreaks of the COVID-19 virus or variants thereof.

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Actual or threatened epidemics, pandemics, outbreaks, or other public health crises may adversely affect our business.

RISK FACTORS

The SEC requires us to identify risks that are specific to our business and our financial condition. We are still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-attacks and the ability to prevent those attacks). Additionally, early-stage companies are inherently more risky than more mature companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks related to Us and Our Business

Future revenues from our technology cannot be assured. Our revenues will be dependent on our ability to market Multiomic Advanced Technology™ (“MAT”), our AI-assisted drug discovery and development platform, and our disease detection and treatment recommendation engines, as well as our ability to design and market additional specialized genetic analysis engines targeted to specific medical conditions (“Engine” or “Engines” as applicable”). We currently have limited revenues from operations. Development of our business plan will require significant investment in funds and management resources, and will be time consuming. We believe that the proceeds from the sale of all shares offered hereby will be sufficient to execute on our business plan, and we are also offering up to 2,000,000 units, consisting of shares of Common Stock and Warrants, through a concurrent private placement limited to accredited investors. There can be no assurance we will be able to obtain sufficient funds to complete our business plan if all offered shares are sold, nor that our business plan will be successful.

Our proposed products may become subject to regulatory approval.  Our genetic testing products are not currently subject to regulation by the Food and Drug Administration, but in the event they become subject to the FDA’s regulations, obtaining and maintaining regulatory approval could be difficult, time-consuming and costly.  Specifically, our management team has no experience in dealing with FDA regulations, compliance delays could ensue, and deferred exploitation of our technology could occur and we could see an overall increase in our costs. We plan to conduct animal studies on our patent-pending addiction molecule through a third party experienced in FDA procedures. At this time, we intend to concentrate on our core business and do not foresee that we will contnue to develop this molecule through the complete FDA process; rather we most likely will license to or joint venture develop the molecule with a partner with expertise in the FDA approval process.

We may not be able to develop commercial products.  Successful product development in the genetic testing and drug development industries is highly uncertain, and very few research and development projects produce a commercial product. The development of Engines and new pharmaceuticals are costly and requires several months of research and development. Our research and development team is small at this time, and we will need to expend significant funds to hire, train and deploy technical and scientific staff in the future. We have been required to contract with an outside party to augment our research and development team. While this assists us in accelerating development, we have less control over outside contractors than with our own personnel.

Dependence on Supplier.  Our customers currently rely on Gene by Gene, Ltd., (“Gene by Gene”) as the supplier of test kits and initial DNA sequencing. Were Gene by Gene, Ltd. for any reason to cease to do business, our customers' businesses would be adversely affected until they could obtain a new supplier.  We estimate that there are dozens of other United States companies with equal or better sequencing abilities than Gene by Gene, and we believe that finding an alternate supplier would require about one month.

Our proposed products will face substantial competition. We operate in a highly competitive environment. Our products compete with other products for genetic testing and drug development. Large pharmaceutical companies are expanding into the genomics field with increasing frequency. These companies will likely have greater resources than we do. In addition, some of our competitors may have technical or competitive advantages over us for the development of technologies and processes. These resources may make it difficult for us to compete with them to successfully discover, develop and market new products and for our current products to compete with new products or new product indications that these competitors may bring to market. As a result, our products may compete against products that have lower prices or equivalent or superior performance.

Our intellectual property positions may be challenged, invalidated, circumvented or expire, or we may fail to prevail in present and future intellectual property litigation.  Our primary assets consist of intellectual property, including patent applications and trade secrets, and we are continually enhancing our intellectual property estate. We expect to file additional patent applications in the next 24 months. Our success depends in part on our ability to obtain and defend our US patent rights and other intellectual property rights that are important to the commercialization of our products and product candidates. The patent process can be highly uncertain and often involve complex legal, scientific and factual questions. Third parties may challenge, invalidate or circumvent our patents and patent applications relating to our products, product candidates and technologies. In addition, patent positions might not protect us against competitors with similar products or technologies because competing products or technologies may not infringe those patents.  Patent disputes are frequent, costly and can preclude, delay or increase the cost of commercialization of products. A determination made by a court, agency or tribunal concerning infringement, validity, enforceability, injunctive or economic remedy, or the right to patent protection, for example, are typically subject to appellate or administrative review. Upon review, such initial determinations may be afforded little or no deference by the reviewing tribunal and may be affirmed, reversed, or made the subject of reconsideration through further proceedings. A patent dispute or litigation may not discourage a potential violator from bringing the product that is alleged to infringe to market prior to a final resolution of the dispute or litigation. The period of time from inception until resolution of a patent dispute or litigation is subject to the availability and schedule of the court, agency or tribunal before which the dispute or litigation is pending. We may be subject to competition during this period and may not be able to fully recover for the losses, damages, and harms we incur from infringement by the competitor product even if we prevail. Moreover, if we lose or settle current or future litigations at certain stages or entirely, we could be subject to competition and/or significant liabilities, be required to enter into third-party licenses for the infringed product or technology or be required to cease using the technology or product in dispute. In addition, we cannot guarantee that such licenses will be available on terms acceptable to us, or at all.

As our patents expire, competitors may be able to legally produce and market similar products or technologies, which may have a material adverse effect on our product sales, business and results of operations. We plan to continue to seek additional patent protection relating to our technology and future products. However, competitors may be able to invalidate, design around or otherwise circumvent the licensed patents and sell competing products. There can be no assurance that we will be able to replace the revenue lost upon the expiration of the patents.

From time to time, U.S. and other policymakers have proposed reforming the patent laws and regulations of their countries. In September 2011, after years of Congressional debate regarding patent reform legislation, President Obama signed into law the America Invents Act (the “Act”) considered by many to be the most substantial revision of U.S. patent law since 1952. The Act changes the current “first-to-invent” system to a system that awards a patent to the “first-inventor-to-file” for an application for a patentable invention. This change alters the pool of available materials that can be used to challenge patents and eliminates the ability to rely on prior research work in order to lay claim to patent rights. Disputes as to whether the first filer is in fact the true inventor will be resolved through newly implemented derivation proceedings. The Act also creates mechanisms to allow challenges to newly issued patents in the patent office in post-grant proceedings and new inter partes reexamination proceedings. Although many of the changes bring U.S. law into closer harmony with European and other national patent laws, the new bases and procedures may make it easier for competitors to challenge our patent, which could result in increased competition and have a material adverse effect on our product sales, business and results of operations. The changes may also make it harder to challenge third-party patents and place greater importance on being the first inventor to file a patent application on an invention.

We may not be able to access the capital and credit markets on terms that are favorable to us, or at all.  The capital and credit markets may experience extreme volatility and disruption which may lead to uncertainty and liquidity issues for both borrowers and investors. We may access the capital markets to supplement our existing funds and cash generated from operations in satisfying our needs for working capital, capital expenditure and debt service requirements. In the event of adverse capital and credit market conditions, we may not be able to obtain capital market financing on favorable terms, or at all, which could have a material adverse effect on our business and results of operations. Changes in credit ratings issued by nationally recognized credit rating agencies could adversely affect our cost of financing and have an adverse effect on the market price of our securities. The same factors could impact the ability of our customers to purchase our products.

We may continue to enter into joint ventures for the exploitation of our technology. We have licensed our intellectual property on a non-exclusive basis to other entities controlled by management and others, and intend to continue to do so. This licensing permits us to concentrate our limited financial resources on our core business, while giving us a potential royalty income stream. Although we believe that these agreements are on terms at least as favorable as obtainable from unrelated third parties, these licensing agreements with affiliates may be considered to introduce conflicts of interests between us and these licensees.  We also may face the risk that these third parties may not perform as well as we could have, and that if successful, we will obtain less revenue in the short term, we believe, than if we were not to enter into such agreements.

We have a limited operating history and may never be profitable. Since we have a limited operating history, it is difficult for potential investors to evaluate our business. We expect that we will continue to need to raise additional capital to fund our operations. There can be no assurance that such additional capital will be available to us on favorable terms or at all. There can be no assurance that we will be profitable.

We have no intention to pay dividends. A return on investment may be limited to the value of the Common Stock. We do not currently anticipate paying cash dividends in the foreseeable future. The payment of dividends on our Common Stock will depend on earnings, financial condition and other business and economic factors affecting it at such time as the Board of Directors may consider relevant. Our current intention is to apply net earnings, if any, in the foreseeable future to increasing our capital base, product development and marketing efforts. There can be no assurance that we will ever have sufficient earnings to declare and pay dividends to the holders of our Common Stock, and in any event, a decision to declare and pay dividends is at the sole discretion of the Board. If we do not pay dividends, our Common Stock may be less valuable because a return on your investment would only occur if the Company’s stock price appreciates.

Cyber Security Risks of our Multiomic Advanced Technology™  The AI software included in  our Multiomic Advanced Technology™ is subject to security risks (cyber security) and the potential loss of confidential customer data. There have recently been a number of high– profile data breaches. Such data breaches could result in serious liability to the Company and impair consumer confidence in our services. We attempt to prevent data breaches by utilizing state-of-the-art cyber security measures, and by isolating sensitive data from remote access.  There can be no assurance we will be successful in doing so.

Risks of expansion of our business arise due to our limited operating history.  Historically we have had a limited number of employees and consultants.  As we obtain customers, we will be required to establish a corporate infrastructure, and management has limited experience in managing an enterprise. Our continued growth and profitability depend on our ability to successfully realize our growth strategy by expanding our sales. We cannot assure that our efforts will be successful nor that we will not incur unforeseen administrative and compliance costs. In particular, the growth of our business is dependent on the ability of our technical staff to develop genomic analysis Engines for additional sets of diseases. Because of the specialized nature of our proprietary technology, each new technical employee requires significant training, and if we expand our business rapidly, we could encounter delays in developing and deploying new products.  We could also face significant competition for new technical staff from other companies in the computer software or genomics industry, which we believe will enjoy continued expansion in the near future. These factors could adversely impact our growth and profitability.

Our future success depends on our ability to develop new and accurate genetic diagnosis Engines for diseases and the marketing of those Engines thorough medical professionals and others. If we are unable to effectively market our Multiomic Advanced Technology™ we will be unable to grow and expand our business or implement our business strategy, which could materially impair our ability to obtain sales and revenue.

Capital and credit market conditions may adversely affect our access to various sources of capital and/or the cost of capital, which could impact our business activities, dividends, earnings and Common Stock price, among other things.  Our failure to obtain capital may significantly restrict our operations. We need capital to operate and fund our business plan. We do not know what the terms of any future capital raising may be but any future sale of our equity securities will dilute the ownership of existing stockholders and could be at prices substantially below the price of the shares sold in this Offering. Our failure to obtain the capital, which we require, may result in the slower implementation or curtailment of our business plan.

Dependence on Key Personnel.  We depend on key personnel, including John Stroh, our Chief Executive Officer, and other current and future members of management, and the loss of services of one or more members of our senior management team or our technical team or our inability to attract and retain highly qualified personnel, could adversely affect our business, diminish our investment opportunities and weaken our relationships with lenders, business partners and existing and prospective industry participants, which could negatively affect our financial condition, results of operations, cash flow and trading price of our Common Stock.

The ability of stockholders to control our policies and effect a change of control of our Company is limited by certain provisions of our Articles of Incorporation and bylaws and by Wyoming law.  There are provisions in our Articles of Incorporation and bylaws that may discourage a third party from making a proposal to acquire us, even if some of our stockholders might consider the proposal to be in their best interests. These provisions include the following:

Our Articles of Incorporation authorizes our Board of Directors to issue up to 10 million shares of preferred stock with such rights, preferences and privileges as determined by the board, and therefore to authorize us to issue such shares of stock. We believe these Articles of Incorporation provisions will provide us with increased flexibility in structuring possible future financings. The additional classes or series will be available for issuance without further action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Although our Board of Directors does not currently intend to do so, it could authorize us to issue a class or series of stock that could, depending upon the terms of the particular class or series, delay, defer or prevent a transaction or a change of control of our Company that might involve a premium price for holders of our Common Stock or that our Common Stockholders otherwise believe to be in their best interests.

Our Articles of Incorporation provide for the issuance of up to 1,500,000 shares of Series A Convertible Preferred Stock, each share of which is convertible into twenty shares of Common Stock and entitles the holder to 200 votes per share. Six of our shareholders have accepted an offer to exchange shares of their Common Stock for Series A Convertible Preferred Stock thereby, holding 727,382.2 shares, and giving these 6 shareholders voting control (85.7%) of the Company.

The Articles of Incorporation provide for a classified Board of Directors, with each director serving a three-year term and with the terms of service for each director staggered, so that only one-third of our directors may be subject to re-election every year.

In addition to the above provisions, certain provisions of the Wyoming Management Stability Act may have the effect of impeding a third party from making a proposal to acquire us or of impeding a change of control under circumstances that otherwise could be in the best interests of our stockholders, including:

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“business combination” provisions that, until our Common Stock is listed on NASDAQ or a national securities exchange, or we have more than 1,000 shareholders of record, or we have assets of more than $10 million as of the end of our last fiscal year, prohibit certain business combinations between us and an “interested stockholder” (defined generally as any person who beneficially owns 15% or more of the voting power of our outstanding voting shares or an affiliate or associate of ours who, at any time within the three-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of our then outstanding voting shares) or an affiliate thereof for five years after the most recent date on which the stockholder becomes an interested stockholder, and thereafter imposes special appraisal rights and special stockholder voting requirements (approval by two-thirds of shares not owned by the interested shareholder); and

•

“control share” provisions that provide that holders of “control shares” of our Company (defined as shares which, when aggregated with other shares controlled by the stockholder, entitle the stockholder to exercise voting power in the election of directors within one of three increasing ranges) acquired in a “control share acquisition” (defined as the direct or indirect acquisition of ownership or control of issued and outstanding “control shares,” subject to certain exceptions) have no voting rights with respect to such shares except to the extent approved by our stockholders by the affirmative vote of at least a majority of all the votes entitled to be cast on the matter, excluding all interested shares.

Such takeover defenses may have the effect of inhibiting a third party from making an acquisition proposal for us or of delaying, deferring or preventing a change in control of us under the circumstances that otherwise could provide our Common Stockholders with the opportunity to realize a premium over the then current market price. Each item discussed above may delay, deter or prevent a change in control of our Company, even if a proposed transaction is at a premium over the then-current market price for our Common Stock. Further, these provisions may apply in instances where some stockholders consider a transaction beneficial to them. As a result, our stock price may be negatively affected by these provisions.

Our Board of Directors may change our policies without stockholder approval.  Our policies, including any policies with respect to investments, leverage, financing, growth, debt and capitalization, will be determined by our Board of Directors or those committees or officers to whom our Board of Directors delegates such authority. Our Board of Directors will also establish the amount of any dividends or other distributions that we may pay to our stockholders. Our Board of Directors or the committees or officers to which such decisions are delegated will have the ability to amend or revise these and our other policies at any time without stockholder vote. Accordingly, our stockholders will not be entitled to approve changes in our policies, and, while not intending to do so, our Board of Directors may adopt policies that may have a material adverse effect on our financial condition and results of operations.

Our rights and the rights of our stockholders to take action against our directors and officers are limited, which could limit your recourse in the event of actions that you do not believe are in your best interests.  Wyoming law provides that a director has no liability in that capacity if he or she satisfies his or her duties to us and our stockholders. Our Articles of Incorporation will limit the liability of our directors and officers to us and our stockholders for money damages, except for liability resulting from actual receipt of an improper benefit or profit in money, property or services; or a final judgment based upon a finding of active and deliberate dishonesty by the director or officer that was material to the cause of action adjudicated. Our Articles of Incorporation and bylaws also authorize us to indemnify these officers for actions taken by them in those capacities to the maximum extent permitted by Wyoming law. As a result, we and our stockholders may have more limited rights against our directors and officers than might otherwise exist. Accordingly, in the event that actions taken in good faith by any of our directors or officers impede our performance, your ability to recover damages from such director or officer will be limited. In addition, we will be obligated to advance the defense costs incurred by our directors and our officers, and may, in the discretion of our Board of Directors, advance the defense costs incurred by our employees and other agents, in connection with legal proceedings.

Our business could be adversely impacted if there are deficiencies in our disclosure controls and procedures or internal control over financial reporting.  The design and effectiveness of our disclosure controls and procedures and internal control over financial reporting may not prevent all errors, misstatements or misrepresentations. While management will continue to review the effectiveness of our disclosure controls and procedures and internal control over financial reporting, there can be no guarantee that our internal control over financial reporting will be effective in accomplishing all control objectives all of the time. Furthermore, our disclosure controls and procedures and internal control over financial reporting with respect to entities that we do not control or manage may be substantially more limited than those we maintain with respect to the subsidiaries that we have controlled or managed over the course of time. Deficiencies, including any material weakness, in our internal control over financial reporting which may occur in the future could result in misstatements of our results of operations, restatements of our financial statements, a decline in our stock price, or otherwise materially adversely affect our business, reputation, results of operations, financial condition or liquidity.

Management discretion as to use of proceeds. Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The use of proceeds described in “Use of Proceeds” is an estimate based on our current business plan. However, we may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will  have broad discretion in doing so.

Any valuation at this stage is difficult to assess. The valuation for this offering was established by our management. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially early-stage companies, is difficult to assess and you may risk overpaying for your investment.

Risks related to our securities and the offering

There has been no public market for our Common Stock and an active trading market for our Common Stock may not develop following this offering.  There has not been any public market for our Common Stock, and an active trading market may not develop or be sustained. We currently have no plans to list our securities on any trading market.  Our Common Stock may not be able to be resold at or above the offering price. The offering price of the Common Stock offered hereby has been determined arbitrarily by management without regard to earnings, book value, or other traditional indication of value. Our Common Stock may never trade, or may trade below the offering price following the completion of this offering. The market value of our Common Stock could be substantially affected by general market conditions, including the extent to which a secondary market develops for our Common Stock following the completion of this offering, the extent of institutional investor interest in us, the general reputation of companies in the medical cannabis industry and the attractiveness of their equity securities in comparison to other equity securities, our financial performance and general stock and bond market conditions.

The market price and trading volume of our Securities may be volatile following this offering.  Even if an active trading market develops for our Common Stock, the trading price of our Common Stock may be volatile. In addition, the trading volume in our Common Stock may fluctuate and cause significant price variations to occur. If the trading price of our Common Stock declines significantly, you may be unable to resell your shares at or above the public offering price.

Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our Common Stock include:

•

actual or anticipated variations in our quarterly operating results or dividends;

•

changes in our funds from operations or income estimates;

•

publication of research reports about us;

•

changes in market valuations of similar companies;

•

adverse market reaction to any additional debt we incur in the future;

•

additions or departures of key management personnel;

•

actions by institutional stockholders;

•

speculation in the press or investment community;

•

the realization of any of the other risk factors presented in this Offering Circular;

•

the extent of investor interest in our securities;

•

investor confidence in the stock and bond markets, generally;

•

changes in tax laws;

•

future equity issuances;

•

failure to meet income estimates; and

•

general market and economic conditions.

In the past, securities class-action litigation has often been instituted against companies following periods of volatility in the price of their Common Stock. This type of litigation could result in substantial costs and divert our management’s attention and resources, which could have an adverse effect on our financial condition, results of operations, cash flow and trading price of our Common Stock.

If you invest in this offering, you will experience immediate dilution.  The offering price of the Shares is higher than the pro forma net tangible book value per share of our outstanding shares of Common Stock. Accordingly, if all offered shares are sold, investors will experience immediate dilution of $3.95 per share in the pro forma net tangible book value per share of Common Stock. This means that investors who purchase Shares will pay a price per share that exceeds the pro forma net tangible book value of our assets after subtracting our liabilities.

Future issuances of debt securities and equity securities may negatively affect the market price of shares of our Common Stock and, in the case of equity securities, may be dilutive to existing stockholders.  In the future, we may issue debt or equity securities or incur other financial obligations, including stock dividends and shares that may be issued in exchange for common shares and equity plan shares/units. Upon liquidation, holders of our debt securities and other loans and preferred stock will receive a distribution of our available assets before Common Stockholders. We are not required to offer any such additional debt or equity securities to existing stockholders on a preemptive basis. Therefore, additional Common Stock issuances, directly or through convertible or exchangeable securities (including common units and convertible preferred units), warrants or options, will dilute the holdings of our existing Common Stockholders and such issuances or the perception of such issuances may reduce the market price of shares of our Common Stock. Any convertible preferred units would have, and any series or class of our preferred stock would likely have, a preference on distribution payments, periodically or upon liquidation, which could eliminate or otherwise limit our ability to make distributions to Common Stockholders.

 Our Consolidated Financial Statements include a Going Concern Opinion.Our consolidated financial statements were prepared on a “going concern” basis.  Certain matters, as described in the accompanying financial statements, indicate there may be substantial doubt about our ability to continue as a going concern. Specifically, we had total stockholder’s equity of only $4,525,920 and an accumulated deficit of $(15,828,394) as of September 30, 2021. Therefore, there is substantial doubt about our ability to continue as a going concern. There can be no assurance that we will achieve our goals and reach profitable operations and we are still dependent upon our ability to obtain sufficient debt and/or equity capital and/or to generate positive cash flow from operations.

The Subscription Agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of Wyoming, regardless of convenience or cost to you, the investor.  As part of this investment, each investor will be required to agree to the terms of the Subscription Agreement.  In the agreement, investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of Wyoming, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.  As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.  You will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us.   Although we believe the provision benefits us by providing increased consistency in the application of Wyoming law in the types of lawsuits to which it applies and in limiting our litigation costs, to the extent it is enforceable, the forum selection provision may limit investors’ ability to bring claims in judicial forums that they find favorable to such disputes, may increase investors’ costs of bringing suit and may discourage lawsuits with respect to such claims.  Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the Subscription Agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement. Investors in this offering will be bound by the Subscription Agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against us arising out of or relating to the Agreement, including any claims made under the federal securities laws. By signing the Agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor’s jury trial rights following consultation with the investor’s legal counsel.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Wyoming, which governs the Agreement, by a federal or state court in the State of Wyoming. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within an agreement is sufficiently prominent such that a party knowingly, intelligently, and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the Subscription Agreement. You should consult legal counsel regarding the jury waiver provision before entering into the Subscription Agreement.

If you bring a claim against us in connection with matters arising under the agreement, including claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against us. If a lawsuit is brought against us under the Agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if the jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the Agreement with a jury trial. No condition, stipulation or provision of the Subscription Agreement serves as a waiver by any holder of our securities or by us of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

In addition, when the shares are transferred, the transferee is required to agree to all the same conditions, obligations, and restrictions applicable to the shares or to the transferor with regard to ownership of the shares, that were in effect immediately prior to the transfer of the shares, including but not limited to the Subscription Agreement.

Risks Related to COVID-19

Our  operations could be adversely affected by renewed outbreaks of the COVID-19 virus or variants thereof.  In December 2019, a novel strain of coronavirus, or COVID-19, was reported to have surfaced in Wuhan, China. COVID-19 has spread to many countries, including the United States, and was declared to be a pandemic by the World Health Organization. Efforts to contain the spread of COVID-19 have intensified, and the U.S., Europe, and Asia implemented severe travel restrictions and social distancing. The impacts of the outbreak are unknown and rapidly evolving. A widespread health crisis has adversely affected and could continue to affect the global economy, resulting in an economic downturn that could negatively impact the value of the Units and investor demand for our securities generally.

The continued spread of COVID-19 has also led to severe disruption and volatility in the global capital markets, which could increase our cost of capital and adversely affect its ability to access the capital markets in the future. It is possible that the continued spread of COVID-19 could cause a further economic slowdown or recession or cause other unpredictable events, each of which could adversely affect our business, results of operations, or financial condition.

The extent to which COVID-19 affects our financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the outbreak or treat its impact, among others. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and the Company’s business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally.

Actual or threatened epidemics, pandemics, outbreaks, or other public health crises may adversely affect our business. Our business could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the recent outbreak of novel coronavirus, or COVID-19. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could adversely affect the value of our securities and the financial condition of our investors or prospective investors, resulting in reduced demand for the securities of the Company generally. “Shelter-in-place” or other such orders by governmental entities could also disrupt our operations, if employees, who cannot perform their responsibilities from home, are not able to report to work.

DILUTION

Dilution means a reduction in value, control, or earnings of the shares the investor owns.

Immediate dilution

An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their “sweat equity” into the company. When we seek cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders, early employees or earlier investors, which means that the cash value of your stake is diluted because all the shares are worth the same amount, and you paid more than earlier investors for your shares.

The following table compares the price that new investors are paying for their shares with the effective cash price paid by existing stockholders assuming that the shares are sold at $5.00 per share. The schedule presents shares and pricing as issued and reflects all transactions since inception, which gives investors a better picture of what they will pay for their investment compared to our insiders than just including such transactions for the last 12 months, which is what the SEC requires.

The following table presents the approximate effective cash price paid for all shares and potential shares issuable by us as of September 30, 2021.

	Issued Shares	Reserved Shares	Total Issued and Potential Shares	Effective Cash per Share of Common Stock at Issuance or Potential Conversion
Common Stock	21,871,562		21,871,562	$.93
Series A Preferred		14,937,740	14,937,400	$.00005
Total Common Share Equivalents	21,871,562	14,937,740	36,809,302	$.93
Investors in this offering, assuming$50,000,000 raised	11,500,000		11,500,000	$5.00(1)(2)
Total After Inclusion of this offering	33,371,562	14,937,740	48,309,302	$1.46

(1) Assumes this offering is fully-subscribed, with 10,000,000 of these shares being newly issued Common Stock, plus up to a maximum of 1,500,000 shares being issued to investors who purchase 200,000 or more shares of Common Stock.

(2) Does not give effect to the 15% discount that certain investors may receive on the price paid per share.  For details of the effective discount, see “Plan of Distribution and Selling Shareholders - Perks.”

(3) Reserved Shares includes 14,937,740 shares of Common Stock issuable upon conversion of 746,887 shares of Series A Convertible Preferred Stock outstanding as of September 30, 2021.

(4)  Does not include the issuance of up to 2,000,000 Units at a price of $5 per Unit, each Unit consisting of one share of Common Stock, one Class A Warrant exercisable at $5.00 per share and one Class B Warrant exercisable at $10 per share in a private placement, or any other private placement the Company may engage in.

(5) Does not include options to purchase up to 8,819,133 shares of Common Stock at a weighted average price of $2.82 per share.

The following table illustrates the dilution that new investors will experience upon investment in the Company relative to existing holders of our securities. Because this calculation is based on our net tangible assets, we are calculating based on our net tangible book value of $4,471,361 as of September 30, 2021, as included in our unaudited consolidated financial statements as of that date. The offering costs assumed in the following table includes up to $120,000 in fees to Manhattan Street Capital for use of its platform, technology fees estimated to be 7% of the total amount raised as well as legal, accounting fees, Blue Sky fees, and Edgarization and other costs and incurred for this offering estimated at $200,000.

The table presents four scenarios for the convenience of the reader: a fully subscribed $50,000,000 raise from this Offering, a $37,500,000 raise from this Offering, a $25,000,000 raise from this Offering, and a $12,500,000 raise from this Offering. This table does not give effect to the 15% discount that certain investors may receive on the price paid per share. For details of the effective discount, see “Plan of Distribution and Selling Shareholders - Perks.”

Percentage of funding	100%	75%	50%	25%

Offering price	$5.00	$5.00	$5.00	$5.00
Total Gross Proceeds	$50,000,000	$37,500,000	$25,000,000	$12,500,000
Total Shares outstanding Prior to the Offering as of September 30, 2021	36,809,302	36,809,302	36,809,302	36,809,302
Net Tangible Book value as of September 30, 2021	$4,471,361	$4,471,361	$4,471,361	$4,471,361
Net Tangible Book value per share prior to the Offering	$.1215	$.1215	$.1215	$.1215
Proforma outstanding Shares after Offering*	48,309,302	45,434,302	42,559,302	39,684,302
Offering Expense	$3,820,000	$2,945,000	$2,070,000	$1,195,000
Proceed from the Offering (net of expenses)	$46,180,000	$34,555,000	$22,930,000	$4,100,000
Proforma Net Tangible book value after Offering	$50,356,840	$38,731,840	$27,106,840	$8,176,840
Increase in book value	$46,180,000.	$34,555,000	$22,930,000	$11,305,000
Proforma Net tangible book value per share after Offering	$1.0485	$0.8590	$0.6438	$0.3975
Increase in book value per share	$0.9270	$0.7375	$0.5224	$0.2761
Offering price	$4.35	$4.35	$4.35	$4.35
Dilution per share to new investors	$3.9515	$4.1410	$4.3562	$4.6025
Percent dilution	79.03%	82.82%	87.12%	92.05%

Future dilution

Another important way of looking at dilution is the dilution that happens due to our future actions. The investor’s stake in a company could be diluted due to the company issuing additional shares. In other words, when we issue more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or an angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when a company sells more shares in a “down round,” meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

●	In June 2020 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

●

In December 2020 the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

●

In June 2021 the company has run into serious problems, and in order to stay afloat it raises $1 million at a valuation of only $2 million (the “down round”). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a “discount” to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a “price cap” on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a “down round” the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the amount of convertible notes that the company has issued (and may issue in the future), and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it’s important to realize how the value of those shares can decrease by actions taken by us. Dilution can cause drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

PLAN OF DISTRIBUTION AND SELLING SHAREHOLDERS

We are offering a up to 10 million shares (not including shares that may be issued as perks – See “—Perks” below) of our Common Stock at a price of $5.00 per share. The Offering is being conducted on a best-efforts basis without any minimum number of shares or amount of proceeds required to be sold. There is no minimum subscription amount required (other than a per investor minimum purchase of $250) to distribute funds to us. All subscribers will be instructed by us or our agents to transfer funds by wire or ACH, check, debit or credit card directly to the bank account established for this offering.

We intend to market the shares in this offering both through online and offline means. Online marketing may take the form of contacting potential investors through electronic media and posting our Offering Circular or “testing the waters” materials on an online investment platform.

The offering will terminate at the earliest of: (1) the date at which the maximum offering amount has been sold, (2) September 27, 2022, and (3) the date at which the offering is earlier terminated by us, in our sole discretion.

We may undertake one or more closings on an ongoing basis. After each closing, funds tendered by investors will be available to us. After the initial closing of this offering, we expect to hold closings on at least a monthly basis.

We are offering our securities in all states other than Florida, New Jersey, Texas, North Dakota, Washington, and New Jersey.

We have not engaged any placement agent or underwriter in connection with this offering. To the extent that we do so, we will file a supplement to the Offering Statement of which this Offering Circular is a part.

The Online Platform

We have engaged Manhattan Street Capital to perform the following administrative and technology related functions in connection with this offering, but not for underwriting or placement agent services. Manhattan Street Capital will contract the services of a third party, FundAmerica, for the purpose of payment processing and storage of confidential investor data.  The following administrative and technology related functions that Manhattan Street Capital will perform are listed below:

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Accept investor data from potential investors on our behalf;

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Reject investors that do not pass anti-money laundering (“AML”) or that do not provide the required information;

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Process subscription agreements and reject investors that do not complete subscription agreements;

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Reject investments from potential investors who do not meet requirements for permitted investment limits for investors pursuant to Regulation A, Tier 2;

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Reject investments from potential investors with inconsistent, incorrect or otherwise flagged (e.g. for underage or AML reasons) subscriptions;

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Oversee transmittal by FundAmerica of data to our Transfer Agent in the form of book-entry data for maintaining our responsibilities for managing investors (investor relationship management, aka “IRM”) and record keeping; and

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Receive and transmit investor data to FundAmerica to store investor details and data confidentially and not disclose to any third party except as required by regulators, by law or in our performance under this Agreement (e.g. as needed for AML).

We will pay Manhattan Street Capital for its services in hosting the Offering of the shares on its online platform. Further, we have entered into an Engagement Agreement with Manhattan Street Capital effective August 6, 2020 (the “Engagement Agreement”) which includes consulting services and technology services. We will pay Manhattan Street Capital the following:

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A project management retainer fee:  $5,000 paid monthly in advance for 12-months, and 12,000 cashless exercise warrants exercisable at $5.00 per share, or at the lowest price at which securities will be sold in the Offering.  In addition, we have issued to a principal of  Manhattan Street Capital 360,000 shares of Common Stock as a founding shareholder.

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A listing fee of $5,000 per month while the Offering is live for investment or reservations, and the same value of ten-year cashless exercise warrants priced at the lowest price at which securities were sold in the Offering.

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Manhattan Street Capital technology administrative and service fee:  $25.00 per investment in the Offering, plus the same value of ten-year cashless exercise warrants priced at $5.00 per share or  the lowest price at which securities were sold in the Offering.

All fees are due to Manhattan Street Capital regardless of whether investors are rejected after AML checks or the success of the Offering.

Manhattan Street Capital does not directly solicit or communicate with investors with respect to offerings posted on its site, although it does advertise the existence of its platform, which may include identifying issuers listed on the platform. The Offering Circular will be furnished to prospective investors in this offering via download 24 hours a day, 7 days a week on the www.manhattanstreetcapital.com website.

Payments are processed by the Escrow Agent named below via Fundamerica U.S. Bank, N.A. and upon each closing, funds will be deposited immediately available to us at our account at Bank of America, N.A. If a subscription is rejected, funds will be returned to subscribers within thirty days of such rejection without deduction or interest. Upon acceptance by us of a subscription, we will send confirmation of such acceptance to the subscriber.

Manhattan Street Capital has not investigated the desirability or advisability of investment in the shares nor approved, endorsed or passed upon the merits of purchasing the Shares. Manhattan Street Capital is not participating as an underwriter and under no circumstance will it solicit any investment in us, recommend our securities or provide investment advice to any prospective investor, or make any securities recommendations to investors. Manhattan Street Capital is not distributing any securities offering prospectuses or making any oral representations concerning the securities offering prospectus or the securities offering. Based upon Manhattan Street Capital’s anticipated limited role in this offering, it has not and will not conduct extensive due diligence of this securities offering and no investor should rely on Manhattan Street Capital’s involvement in this offering as any basis for a belief that it has done extensive due diligence. Manhattan Street Capital does not expressly or impliedly affirm the completeness or accuracy of our  Form 1-A and/or Offering Circular presented to investors by us. All inquiries regarding this offering should be made directly to us.

Process of Subscribing

You will be required to complete a Subscription Agreement in order to invest. The Subscription Agreement includes a representation by the investor to the effect that, if you are not an “accredited investor” as defined under securities law, you are investing an amount that does not exceed the greater of 10% of your annual income or 10% of your net worth (excluding your principal residence).

 If you decide to subscribe for the Common Stock in this offering, you should complete the following steps:

1. Go to www.manhattanstreetcapital.com/GATC.

2. Click on the “Invest Now” button;

3. Complete the online investment form;

4. Deliver funds directly by check, wire, debit card, credit card (which may incur a processing fee of 4%), or electronic funds transfer via ACH to the specified account or deliver evidence of cancellation of debt;

5. Once funds or documentation are received an automated AML check will be performed to verify the identity and status of the investor;

6. Once AML is verified, investors will electronically receive, review, execute and deliver to us a Subscription Agreement.

Upon confirmation that an investor’s funds have cleared, we will instruct the Transfer Agent to issue shares to the investor. The Transfer Agent will notify an investor when shares are ready to be issued and the Transfer Agent has set up an account for the investor.

Each investor must represent in writing that he/she/it meets the applicable requirements set forth above and in the Subscription Agreement, including, among other things, that (i) he/she/it is purchasing the Common Stock for his/her/its own account and (ii) he/she/it has such knowledge and experience in financial and business matters that he/she/it is capable of evaluating without outside assistance the merits and risks of investing in the Common Stock, or he/she/it and his/her/its purchaser representative together have such knowledge and experience that they are capable of evaluating the merits and risks of investing in the Common Stock. Broker-dealers and other persons participating in the Offering must make a reasonable inquiry in order to verify an investor’s suitability for an investment in the Company. Transferees of the Common Stock will be required to meet the above suitability standards.

In the case of sales to fiduciary accounts (Keogh Plans, Individual Retirement Accounts (IRAs) and Qualified Pension/Profit Sharing Plans or Trusts), the above suitability standards must be met by the fiduciary account, the beneficiary of the fiduciary account, or by the donor who directly or indirectly supplies the funds for the purchase of the Common Stock. Investor suitability standards in certain states may be higher than those described in this Form 1-A and/or Offering Circular. These standards represent minimum suitability requirements for prospective investors, and the satisfaction of such standards does not necessarily mean that an investment in the Company is suitable for such persons. Different rules apply to accredited investors.

The Common Stock may not be offered, sold, transferred, or delivered, directly or indirectly, to any person who (i) is named on the list of “specially designated nationals” or “blocked persons” maintained by the U.S. Office of Foreign Assets Control (“OFAC”) at www.ustreas.gov/offices/enforcement/ofac/sdn or as otherwise published from time to time, (ii) an agency of the government of a Sanctioned Country, (iii) an organization controlled by a Sanctioned Country, or (iv) is a person residing in a Sanctioned Country, to the extent subject to a sanctions program administered by OFAC. A “Sanctioned Country” means a country subject to a sanctions program identified on the list maintained by OFAC and available at www.ustreas.gov/offices/enforcement/ofac/sdn or as otherwise published from time to time. Furthermore, the Common Stock may not be offered, sold, transferred, or delivered, directly or indirectly, to any person who (i) has more than fifteen percent (15%) of its assets in Sanctioned Countries or (ii) derives more than fifteen percent (15%) of its operating income from investments in, or transactions with, sanctioned persons or Sanctioned Countries.

We maintain the right to accept or reject subscriptions in whole or in part, for any reason or for no reason. All monies from rejected subscriptions will be returned by us to the investor, without interest or deductions.

Escrow Agent

Prime Trust (the “Escrow Agent”) will serve as our Escrow Agent.   We have agreed to pay the Escrow Agent the following:

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$300.00 Escrow account setup fee.

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$25.00 per month escrow account fee for so long as the Offering is being conducted.

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$250.00 Escrow Extensions.

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$250.00 per month Escrow Cloud Hosting Fee.

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Technology Transaction Fee of $7.50 for investments equal to or greater than $500.00 and $2.00 for transaction less than $500.

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Investor and Capitalization Table management fee of $25.00 per month.

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Accounting batch fee of $25.00 per batch.

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Compliance fee of $2.00 per US individual and $25 per US entity,

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Compliance fee of $5.00 per UK/Canadian individual investor.

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Compliance fee of $60.00 per individual international investor and $75.00 per international entity.

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Processing fees of $2.00 per ACH transaction.

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$5.00 per check.

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$15.00 per domestic wire and $35.00 per international wire.

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Cash management fee of 0.5% of funds processed (up to a maximum of $8,000).

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Support and administration fees as needed on an hourly basis ranging from $85.00 per hour for Administrative Assistants to $750.00 per hour for the Chief Trust Officer.  A credit card processing fee equal to 4.00% of the amount processed (which will be paid by the Subscriber).

Transfer Agent

We have also engaged Colonial Stock Transfer (the “Transfer Agent”), a registered transfer agent with the Securities and Exchange Commission, who will serve as Transfer Agent to maintain stockholder information on a book-entry basis. We estimate the aggregate fee due for the above services to be approximately $5,000 annually.

Perks

Certain investors in this offering are entitled to receive a 15% discount on the price paid per share, if they purchase at least 200,000 shares of Common Stock.  This effectively reduces their per share price to $4.25 per share.

Selling Shareholders

Certain of our shareholders intend to sell up to 614,000 shares of Common Stock in this offering, not including shares that may be issued as perks.  See “—Perks” above.  Selling shareholders will participate in this Offering at the same time as the Company, selling no more than ten percent (10%) of the shares issued to investors at each closing.  That means at each closing, one share will be sold by the selling shareholders for each nine shares sold by us, until all 614,000 shares have been sold by the selling shareholders.

Selling shareholders will participate on a modified pro rata basis, with sixteen shareholders, who are offering a total of 507,000 shares, comprising the first 200,000 shares being sold by selling shareholders, and thereafter all selling shareholders as a group will sell pro rata, which means that at each closing in which selling shareholders are participating, a shareholder will be able to sell its Pro Rata Portion of the shares that the shareholder is offering (as set forth in the table below) of the number of securities being issued to investors.

After qualification of the Offering Statement, the selling shareholders will enter into an irrevocable power of attorney (“POA”) with the Company and the CEO, as attorney-in-fact, in which they direct us and the attorney-in-fact to take the actions necessary in connection with the offering and sale of their shares. A form of the POA is filed as an exhibit to the Offering Statement of which this Offering Circular forms a part.

Selling Shareholder	Shares owned	Shares offered	Shares	Shareholder's
	prior to	by selling	owned	Pro Rata
	Offering	shareholder (1)	after the	Portion (2)
			Offering (1)
Priority Group
Evolutionary Analytics, LLC(3)	5,638,667	75,000	5,563,667	12.21%
Copazul Capital Trust(3)	5,704,076	75,000	5,629,076	12.21%
Kevin Woodbridge	50,000	50,000	0	8.14%
Randall Letcavage	17,000	17,000	0	2.77%
Dennis Locke(3)	1,000,000	25,000	975,000	4.07%
Gerry Martin(3)	1,376,666	50,000	1,326,666	8.14%
Jeff Moses(3)	1,000,000	25,000	975,000	4.07%
Megan Bradshaw	150,000	10,000	140,000	1.63%
Chad Penry(4)	200,000	5,000	195,000	0.81%
Noah Uffens(4)	53,000	6,500	46,500	1.06%
Vaishnavi Narayan(4)	275,000	12,500	262,500	2.04%
Chris Dean(4)	366,500	33,250	333,250	5.42%
Ian Jenkins(4)	3,300,000	50,000	3,250,000	8.14%
Jayson Uffens(4)	3,300,000	50,000	3,250,000	8.14%
Bryce Stark(4)	120,500	10,250	110,250	1.67%
Noah Tippets(4)	225,000	12,500	212,500	2.04%
Total Priority Group	15,136,409	507,000	14,804,409	82.57%

Secondary Group
Dr. Jonathan Lakey(4)	320,000	6,000	214,000	0.98%
Eric Mathur	1,000,000	15,000	985,000	2.44%
Roger Arvisais	20,000	1,000	19,000	0.16%
John Stroh(3)	400,000	20,000	380,000	3.26%
Kaitain, LLC(4)	1,250,000	40,000	1,210,000	6.51%
Left Handed Holdings, LLC	1,150,000	10,000	190,000	1.63%
Nommos Holdings, LLC	1,150,000	10,000	190,000	1.63%
Robin Charlat	100,000	5,000	95,000	0.81%
Total Secondary Group	5,390,000	107,000	3,283,000	17.43%

TOTAL (4)	20,526,409	614,000	18,087,409	100%

(1) Assumes maximum number of shares are sold in this offering. Does not include up to 92,100 shares that may be issued to investors who purchase 200,000 or more shares.

(2) “Pro Rata Portion” represents that portion that a shareholder may sell in the offering expressed as a percentage where the numerator is the amount offered by the shareholder divided by the total number of shares offered by all selling shareholders.

(3) Includes shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock on a 1-for-20 basis. Mr. Martin controls the Copazul Capital Trust.

(4) Includes options to purchase common stock by these shareholders; such option shares are not being sold in this offering: 40,000 by N. Uffens; 100,000 options held by each of Penry, Stark and Lakey; 250,000 by each of Tippets and Narayan; 300,000 by each of J. Uffens, Dean and Jenkins; 600,000 by Kaitain; and 950,000 by each of Nommos and Left Handed.

The total number of shares owned by the selling shareholders prior to this offering represents 1.3% of our capital stock, on a fully diluted basis, assuming all options are exercised and all shares of Preferred Stock are converted to Common Stock.

Selling Shareholders Messrs. Moses, Stroh, Locke, Martin (who also controls the Copazul Capital Trust) are all executive officers or directors of the Company; Messrs. Penry and Woodbridge hold non-policy making officer positions, and Dr. Lakey and Mr. Mathurs are members of our Board of Advisors. Nommos Holdings, Kaitain, Letcavage, Charlat and Evolutionary Analytics, LLC have provided consulting services to us.

Provisions of Note in Our Subscription Agreement

Forum Selection Provision

The Subscription Agreement that investors will execute in connection with the Offering includes a forum selection provision that requires any claims against us based on the Agreement to be brought in a state or federal court of competent jurisdiction in the State of Wyoming, for the purpose of any suit, action or other proceeding arising out of or based upon the Agreement. Although we believe the provision benefits us by providing increased consistency in the application of Wyoming law in the types of lawsuits to which it applies and in limiting our litigation costs, to the extent it is enforceable, the forum selection provision may limit investors’ ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims. We have adopted this provision to limit the time and expense incurred by its management to challenge any such claims. As a company with a small management team, this provision allows its officers to not lose a significant amount of time travelling to any particular forum so they may continue to focus on our operations. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Investors will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

Jury Trial Waiver

The Subscription Agreement that investors will execute in connection with the Offering provides that subscribers waive the right to a jury trial of any claim they may have against us arising out of or relating to the Agreement, including any claim under federal securities laws. By signing the Subscription Agreement, an investor will warrant that the investor has reviewed this waiver with the investor’s legal counsel, and knowingly and voluntarily waives his or her jury trial rights following consultation with the investor’s legal counsel. If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable given the facts and circumstances of that case in accordance with applicable case law. In addition, by agreeing to the provision, subscribers will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations promulgated thereunder.

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USE OF PROCEEDS

The Use of Proceeds is an estimate based on our current business plan. A portion of the proceeds from this Offering may ultimately be used to compensate or otherwise make payments to our officers or directors or our consultants, several of which are also major shareholders. Our officers and directors may be paid salaries and receive benefits that are commensurate with similar companies, and a portion of the proceeds from this offering may be used to pay these ongoing business expenses

Assuming a maximum raise of $50,000,000, (and assuming no shares are issued as perks, see “Plan of Distribution and Selling Shareholders - Perks”), the net proceeds of this offering would be approximately $46,180,000 after subtracting sales by selling shareholders, estimated offering costs of $120,000 in  advisory fees payable to Manhattan Street Capital, as well as 7% in  transaction fees  as set forth under the caption “Plan of Distribution and Selling Shareholders” above of $3,500,000,  and $200,000 in legal, accounting and other fixed costs of the offering. If we successfully raise $46,180,000 in net proceeds, we intend to use the proceeds as follows: (a) research and development, including expansion of our technical team and developing new disease platforms, continued development of our drug development AI,  and a mobile app for  $20 million and general research and development staff of $3,980,000; (b) hiring of a grant team to obtain government grants for genetic research projects, $800,000; (c) marketing costs and public relations of $1.2 million; (d) cyber security costs of $1.4 million; (e) strategic acquisitions of other companies in related businesses of $11.8 million,  and (f) the remainder of $7 million for general and administrative expenses, including approximately $200,000 in accrued compensation to consultants of which $7,500 is owed to our officers.

Assuming a maximum raise of $37,500,000, and assuming no shares are issued as perks, see “Plan of Distribution and Selling Shareholders - Perks”), the net proceeds of this offering would be approximately $33,305,000 after subtracting sales by selling shareholders, estimated offering costs of $120,000 in  advisory fees payable to Manhattan Street Capital, as well as 7% in  transaction fees  as set forth under the caption “Plan of Distribution and Selling Shareholders” above of $2,625,000,  and $200,000 in legal, accounting and other fixed costs of the offering. If we successfully raise $33,305,000 in net proceeds, we intend to use the proceeds as follows: (a) research and development, including expansion of our technical team and developing new disease platforms, continued development of our drug development AI,  and a mobile app for  $14 million and general research and development staff of $3 million; (b) hiring of a grant team to obtain government grants for genetic research projects, $800,000; (c) marketing costs and public relations of $840,000; (d) cyber security costs of $1,015,000; (e) strategic acquisitions of other companies in related businesses of $7.9 million,  and (f) the remainder of $7 million for general and administrative expenses, including approximately $200,000 in accrued compensation to consultants of which $7,500 is owed to our officers..

Assuming a maximum raise of $25,000,000, (and assuming no shares are issued as perks, see “Plan of Distribution and Selling Shareholders - Perks”), the net proceeds of this offering would be approximately $20,430,000 after subtracting sales by selling shareholders, estimated Offering costs of $120,000 in advisory fees payable to Manhattan Street Capital, as well as 7% in  transaction fees  as set forth under the caption “Plan of Distribution and Selling Shareholders” above of $1,750,000,  and $200,000 in legal, accounting and other fixed costs of the offering. If we successfully raise $20,430,000 in net proceeds, we intend to use the proceeds as follows: (a) research and development, including expansion of our technical team and developing new disease platforms, continued development of our drug development AI,  for  $9.5 million and general research and development staff of $2.3 million; (b) hiring of a grant team to obtain government grants for genetic research projects, $400,000; (c) marketing costs and public relations of $8.4 million; (d) cyber security costs of $630,000; (e) strategic acquisitions of other companies in related businesses of $5.2 million,  and (f) the remainder of $4,060,000 for general and administrative expenses, including approximately $200,000 in accrued compensation to consultants of which $7,500 is owed to our officers.

Assuming a maximum raise of $12,500,000, (and assuming no shares are issued as perks, see “Plan of Distribution and Selling Shareholders - Perks”), the net proceeds of this offering would be approximately $8,430,000 after subtracting sales by selling shareholders, estimated Offering costs of $120,000 in  advisory fees payable to Manhattan Street Capital, as well as 7% in  transaction fees  as set forth under the caption “Plan of Distribution and Selling Shareholders” above of $875,000,  and $200,000 in legal, accounting and other fixed costs of the offering. If we successfully raise $8,430,000 in net proceeds, we intend to use the proceeds as follows: (a) research and development, including expansion of our technical team and developing new disease platforms, continued development of our drug development AI,  for  $5 million and general research and development staff of $1.4 million; (b) contracting with outside grant consultants to obtain government grants for genetic research projects, $200,000; (c) marketing costs and public relations of $355,000; (d) cyber security costs of $350,000; (e) strategic acquisitions of other companies in related businesses of $1.5 million,  and (f) the remainder of $2.5 million for general and administrative expenses, including approximately $200,000 in accrued compensation to consultants of which $7,500 is owed to our officers.

Please see the table below for a summary of our intended uses of net proceeds from this offering:

CATEGORIES	$100% Raise*	75% Raise*	50% Raise*	25% Raise*
Offering Costs	$3,820,000	$2,945,000	$2,070,000	$1,195,000
Research and Development	$23,980,000	$17,000,000	$11,800,000	$6,400,000
General and Administrative	$7,000,000	$7,000,000	$4,060,000	$2,500,000
Marketing and Business Development	$2,000,000	$1,640,000	$1,240,000	$555,000
Strategic Acquisitions	$11,800,000	$7,900,000	$5,200,000	$1,500,000
Cyber Security	$1,400,000	$1,015,000	$630,000	$350,000

*Does not include shares sold by selling shareholders and the related proceeds.

Until we raise $12,500,000 in gross proceeds from this Offering, we intend to use such proceeds as received, approximately 50% for research and development, including development of new Engines; 20% for general and administrative expenses, with no amounts to be paid on accounts payable until at least $2 million in offering proceeds are received; 5% on marketing and business development, and the remainder for cyber security and potential strategic acquisitions.

We reserve the right to change the above use of proceeds if management believes it is in our best interests.

OUR BUSINESS

Corporate History

GATC Health Corp (“we”, or “the Company”) was incorporated in Wyoming on May 16, 2020. Our wholly-owned subsidiary, GATC Rx, which developed our Viral Immunity Platform™ (“VIP”), is currently inactive, and we acquired the shares owned by the minority stockholders of GATC Rx via the issuance of 2,431,000 shares of our Common Stock on August 12, 2021.

We enhance the creation of highly effective treatments through enabling multiple levels of increased efficiency in target discovery, drug discovery and asset risk reduction. We analyze  individual human genomes, transcriptomes, proteomes and other biological markers described below through proprietary technology we call Multiomic Advanced Technology™ (“MAT”) and then use the aggregation of individual data obtained to construct functional extensions of the GATC platform which we call  engines (“Engines”) to predict an individual’s predisposition to specific diseases or syndrome (“Predictive Multiomics™).  We have also developed  AI, applied to our unique ability to analyze these data point for the use of diagnostic biomarker discovery, drug compound discovery, and finally, clinical de-risking of drug compounds. We believe that our unique approach permits us to traverse these processes in a matter of months, as opposed to years,  and for dramatically less cost than other methodologies. To date we have identified a molecule for the treatment of addictive behavior with the application of this technology.

The foundations of MAT were developed by an unaffiliated company, Frélii, Inc. (“Frélii”) and pursuant to a License Agreement dated July 7, 2019, the technology underlying MAT was assigned to GATC Naturals Corp, formerly known as GATC Canna Corp (“GATC Naturals”), a company under common control with our management.  Pursuant to an Intellectual Property Asset Purchase Agreement, GATC Naturals transferred these intellectual property rights to us on July 24, 2020 in exchange for 1,000,000 shares of the Company’s Common Stock and a license back to GATC Naturals for the rights to use MAT in cannabis-related genomic analysis.  In connection therewith, on July 24, 2020, Frélii transferred the patent rights for MAT to us pursuant to an Assignment agreement.  Under these agreements, we are required to pay Frélii a 3% royalty on gross revenues related to the technology.

Interpreting the Human Code

The human code is a large array of patterns seen across all of the dynamic reactions in the human body. This code starts from our most condensed instruction set in the nucleus of every human cell The instruction set for all living cells is encoded in deoxyribonucleic acid, or DNA. The complete set of DNA for any organism is referred to as its genome. DNA contains small regions called genes, which comprise a string of nucleotide bases labeled A, C, G, and T, representing adenine, cytosine, guanine, and thymine, respectively. These nucleotide bases occur in a precise order known as the DNA sequence. When a gene is “expressed,” a copy of a portion of its DNA sequence called messenger RNA (mRNA) is used as a template to direct the synthesis of a particular protein. Proteins, in turn, direct cellular function. Variations among organisms are due, in large part, to differences in their DNA sequences. Changes can result from insertions, deletions, inversions, translocations, or duplications of nucleotide bases. These changes may result in certain genes becoming overexpressed (excessive protein production), under-expressed (reduced protein production), or silenced altogether, sometimes triggering changes in cellular function. Each human body is also host to about 100 trillion bacteria and viruses, which also impact genetic expression. The most common form of variation in humans is called a single nucleotide polymorphism (SNP), which is a base change in a single position in a DNA sequence. Another type of variation, copy number variations (CNVs), occur when there are fewer or more copies of certain genes, segments of a gene, or stretches of DNA. Environmental influences, such as a person’s diet and exposure to pollutants, can modify the expression of DNA (known as epigenetics), without changing it. Epigenetic modifications can be maintained from cell to cell as cells divide and, in some cases, can be inherited.

In humans, genetic variation and patterns in genetic expression accounts for nearly all of the physical differences we see (e.g., height, hair, eye color, etc.). Variations in genetic expression also can have medical consequences affecting disease susceptibility, including predisposition to complex genetic diseases such as cancer, diabetes, cardiovascular disease, and Alzheimer’s disease. They can affect individuals’ response to certain drug treatments, causing them to respond well, experience adverse side effects, or not respond at all.

The current state of genetics knowledge generally does not allow scientists, with rare exceptions such as Down’s Syndrome (and a few competitors which have located genetic markers for certain cancers) to directly interpret DNA for the specific individual’s predisposition to disease or other physical characteristics.  Nearly all commercially available genetic testing utilizes a polymerase chain reaction (PCR) and micro-array technology from buccal (mouth) swab kits, which is used to estimate the individual’s genome. The typical commercial analysis employed by most of our competitors analyses from 400,000 to 650,000 genetic “markers” and attempts to estimate those portions of the genome which have been determined, with varying levels of confidence, to have significance. The more accurate method of obtaining DNA and in many cases the epigenetic data which is employed by GATC is called Next Generation Sequencing (NGS). Sequencing is the process of determining the nucleic acid sequence-– the order of nucleotides in DNA, RNA, or proteins.  Sequencing is followed by “alignment,” which is a way of arranging the sequences of DNA, RNA, or protein to identify regions of similarity that may be a consequence of functional, structural, or evolutionary relationships between the sequences Using the proprietary algorithms and artificial intelligence (AI) comprising Multiomic Advanced Technology™,  we are able to align and analyze all of the 6.4 billion nucleotides in the human genome—up to 8,000 times more than the typical genetic test-in minutes, not hours or days of computing time.  This makes a more robust and accurate analytical method commercially viable and paves the way for mass adoption of a better form of testing.

Noted, that because human chromosomes exist in pairs that are almost identical, it is commonly understood that only 3.2 billion nucleotide pairs (the haploid genome) need to be sequenced to gain complete information concerning a representative human genome. However, since MAT is capable of a complete analysis of the entire genome including broad patterns of expression, we align and analyze all 6.4 billion data points for maximum accuracy.

MAT is not limited to analysis of the human genome or relegated to the lens of genetic expression. It is also capable of analyzing the individual’s multiomic data from multiple data types and vantage points.  Multiomics is part of a revolution in science and medicine birthed by groundbreaking scientific advancements over the past 20 years in the development of equipment capable of more robust molecular detection.  Multiomics consists in analyzing not only the human genome, but other “omics,” including transcriptomics, epigenomics, proteomics (proteins), metabolomics (metabolites) and even viromes (virus interaction inside of the body). The GATC platform enables our drug development partners to integrate different molecular data sets in a standardized and meaningful way. This multi-layered approach to biology is adding essential context and directed molecular reaction data to phenotypes and interventions which power innovation in treatment and drug discovery.  Ultimately these robust computational strategies and machine learning capabilities are illuminating new biomarkers and drug targets to advance precision medicine making these therapies safer, faster and more effective.

Industry Overview and GATC Health’s Vision

Since 2021, we have expanded our AI-assisted genomic and multiomic technology to include drug discovery, drug validation and efficacy prediction, and pre-clinical de-risking of proposed pharmaceutical compounds. We believe that this segment of our business has the potential to revolutionize the drug development industry. The average R&D cost for development of a new drug is $2.6 billion, according to the Pharmaceutical Researchers and Manufacturers of America, with a range from about $161 million to $4.54 billion. As a result, the industry has begun to employ AI to narrow down the field of potential molecules. To our knowledge, existing technologies are able to identify a field of about 1,000 potential molecules for evaluation, and then require about three years to refine that pool down to a few candidates. With our AI technology, we were able to identify a drug for the treatment of addictive behaviors within two months. In effect, we believe that our proprietary AI technology can reduce total drug discovery time by 20% or more. AI can also assist in repurposing existing drugs for other conditions.

The employment of AI has enabled some market participants to significantly reduce the time and cost of initial molecule screening, which is the first step in the drug development process. By 2021, every major pharmaceutical company had begun to employ AI, mostly through collaboration with a small group of companies in the AI analytics business such as GATC Health.

Our disease prediction and prevention business is part of the global genetic testing market, which  is estimated to be approximately $13 billion, growing to over $21 billion by 2027. (Source: Global Genetic Testing Market, Opportunities and Forecast, 2020-2027, by Allied Market Research).  North America comprises 58% of that market.

We believe that rising awareness of the genetic causes of disease, the growth in personalized medical care in the United States, the prospect of increasing health care costs, especially for conditions which appear to be preventable, and the growing acceptance of genetic testing services are the primary factors driving growth in the industry.

We believe that DNA is the key to improved health in that it facilitates:

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Personalized medical analysis·

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Reporting for self-diagnosis, health planning and longevity

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Assistance to medical professionals in approaches for better patient outcomes

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Identification of root cause and disease pathology

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Prescreening clinical trial participants for predictive outcomes and anomalies

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Assistance in creation of new drugs and therapeutic solutions

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Repurposing existing drugs for alternate or off label applications

Our Business

GATC Health believes that its Predictive Multiomics™ positions us as the global leader in AI-assisted drug discovery and development, as well in in the development of predictive models of human health, providing insight into personal health and wellness by looking beyond the genome.

Our initial drug development project involves the discovery and future development of a drug compound for the treatment of addiction. We have filed a provisional patent application covering this potential drug molecule, and in the next six months, anticipate conducting AI-directed in-vitro and animal studies as the first part of the FDA approval process. We are in discussions with a third party for performance of the animal studies.  Following successful completion of animal studies, we plan to begin human clinical trials on the molecule. As with any potential new drug, the costs and time required, and eventual success, cannot be predicted. We might license the molecule to a larger pharmaceutical company during or upon the conclusion of animal testing.

Currently, we plan to continue identify additional biomarkers leading to the discovery of other drug compounds, but we expect that we will primarily not develop drug compounds for our own development, but rather on a contract basis to larger, more established companies in the industry.  We may charge a flat fee for our services, a royalty or combination of fee and royalty participation.

We expect to devote approximately 25% of the proceeds of this offering to research and development expenses related to our drug discovery AI, but, depending on the success of this technology and its acceptance by potential pharmaceutical clients, this percentage could materially increase.

We currently have developed five customized genetic analysis Engines. The first is a health and wellness platform, which enables patients to maximize health and wellness by following their genetically-specific diet, exercise and lifestyle prescriptions. Through GATC Naturals, which is has some management and shareholders in common with us, we have developed an Engine to assist medical professionals in prescribing the appropriate cannabis-based medications. Most recently, our Viral Immunity Platform™ (“VIP”) predicts susceptibility to COVID-19. VIP is readily customizable for other viral infections such as influenza. We have also developed an Engine for depressive/anxiety conditions and one for cardiovascular health conditions. A substantial portion of the proceeds of this offering, approximately 25%, is expected to be expended for the research and development expenses related to Engine development.

Engines are developed for the early detection of pecific diseases or  conditions, or to guide medical professionals in the most efficacious use of a specific treatment per individual. It usually takes us three to four months to develop a marketable version of an Engine. Each Engine  utilizes proprietary algorithms to analyze test results from individual’s DNA and multiomic data, their medical histories and the Company’s extensive databases. The results of each Engine’s analyses are actionable reports regarding an individual’s risk of a certain disease or best application of a specific treatment. We earn fees by generating these reports and we also use  results to continually train and improve our  analytical algorithms.

We plan to generate revenue from Predictive Multiomics™ through the alignment and analysis of   test kits collected by our licensees, using MAT’s proprietary algorithms. The total retail price for the test kit and analysis may vary,  but the fee for our analysis is generally about $70.  To date we have only realized nominal revenues through one contract with Systemic Formulas, which provides us with a flat fee of $39 for each analysis.  We plan to sell reports generated by our Engines, which rely on MAT™ and Predictive Multiomics™, through channel partners, value added reseller and licensees.   We may receive a flat fee, license fee and/or revenue-sharing basis, as negotiated.

Licensing and Service Agreements

As of May 2021, we have licensed MAT to the following entities:

On March 23, 2021 we and GATC DB Care Corp (“GATC DB”) entered into a licensing agreement related to Type I and Type II diabetes.  Pursuant to that licensing agreement GATC DB pays us a 7% royalty on net sales.   The licensing agreement is perpetual. We and GATC DB each have the right to the data generated by the Engine development and subsequent testing of individuals. GATC DB is required to fund all the costs of developing the Engine.

On July 24, 2020, the Company and GATC Naturals entered into a licensing agreement, pursuant to which GATC Naturals is required to pay the Company 80% of GATC Naturals’s gross revenues.  The licensing agreement is perpetual. GATC Naturals’ Engine is marketed to assist medical professionals in recommending the use of  specific cannabis products such as CBD to optimize health and wellness. In January 2022 we entered into a development agreement with respect to a psylocibin Engine for Self Health America Corp. on behalf of GATC Naturals. GATC Naturals and Self Health America Corp. have entered into service agreement pursuant to which the latter will have the exclusive North America rights to results from the psylocibin Engine, subject to minimum annual payments to GATC Naturals.

As part of our-going business plan, several other licensing or service agreements are being negotiated at this time. Further, we have not commenced marketing our Viral Immunity Platform as of the date of this Offering Circular.

As of  December 31, 2021 we have entered into servicing agreements in connection with our Depressive/Anxiety Engine and Health and Wellness Engine  to two unrelated parties, Allergy Butler and Systemic Formulas

Our contract with Allergy Butler is for of a report related to depression and anxiety.  The Service Agreement, dated February 2021, has a term of three years, and is under revision at this time to update the parameters of the report. Data is jointly owned by us and Allergy Butler.  We understand that Allergy Butler retails this  report for $465, and we would receive a portion of that amount for our analysis.

The Master License and Services Agreement with Systemic Formulas is dated October 19, 2019 and was included in the Frélii technology transfer.. This agreement is for a term of one year, renewable annually, and provides for a payment of $39 for our AI analysis to produce a Health and Wellness report tailored to the use of supplements/nutraceuticals.  Under the Systemic agreement, we have no responsibilities other than to perform the final AI analysis on the Systemic product.

Supplier

Our licensees and white label customers currently rely on Gene by Gene, Ltd. as their supplier of swab test kits and  DNA sequencing. There are a number of alternate suppliers available and we do not anticipate that the loss of this supplier will cause more than a transitory disruption in our business.

Marketing

We plan to market our drug discovery, drug validation and efficacy prediction, and pre-clinical de-risking of proposed pharmaceutical compounds directly to pharmaceutical companies. We believe that our marketing efforts will be greatly facilitated as we validate our technology through the planned pre-clinical trials of our patent-pending addiction molecule.

We plan to develop specific, targeted Engines for additional medical conditions in collaboration with medical practitioners and academics. The production and shipping of test kits and the initial sequencing of test kits is performed by a third-party laboratory under contract with our licensees.  The arrangement of test kits and initial sequencing will be the responsibility of our customers; our predictive genomic analysis business is based solely on Engine development on a contract basis and service or license fees.

Engines under Development

A diabetes Engine is being developed by an affiliated entity, GATC DB, and we are in negotiations with several unrelated parties for the development of other Engines. We are also currently developing Alzheimer's and cardiac Engines, and a psylocibin Engine on behalf of GATC Naturals, In the near future, we intend, with the proceeds of this offering, to develop Engines for one or more of the most common varieties of cancer. According to the National Cancer Institute, in 2020, an estimated 1,806,590 new cases of cancer will be diagnosed in 2020 and 606,520 individuals will die from cancer. The most common cancers, in descending order, are breast cancer, lung and bronchus cancer, prostate cancer, colon and rectum cancer, melanoma of the skin, bladder cancer, non-Hodgkin lymphoma, kidney and renal pelvis cancer, endometrial cancer, leukemia, pancreatic cancer, thyroid cancer, and liver cancer.  The National Institute on Aging estimates that over 5.5 million Americans may have dementia caused by Alzheimer’s.

We believe that if we are successful in developing and marketing a wide range of Engines, and collect data on a larger number (one million or more) of individual genomes we will be able to use that data for greater understanding of the human genome and the prevention of disease in general. Our goal is to build the most comprehensive and accurate database of the human genome as it relates to disease prevention and tailored therapies. We also utilize publicly available genomic datasets as well as those provided by our partners. To date, we have amassed genomic data from hundreds of thousands of individuals. Our database, in conjunction with the publicly available data sets, is an integral part of our drug discovery and development business.

In December, 2020, we entered into a Joint Venture Agreement with Liquid Biosciences, Inc. (“Liquid Biosciences”) to (i) identify mutually agreeable market opportunities associated with one or more specific diseases, and (ii) to agree on commercial exploitation of that market opportunity. As of the date of this Offering Circular, Liquid Biosciences has identified several biomarkers related to specific diseases and it is discussing potential joint ventures with the Company at this time. One of those biomarkers is the subject of our recent addiction patent application.

Competition

There are a number of  companies which offer genetic testing for discrete illnesses, with the most common tests being for cancer or related syndromes. These tests are ordered by medical practitioners and cost about $300 to $500; most if not all are covered by insurance. We believe that MAT, if applied to these fields, will be more accurate than competitive tests. We believe that we have a competitive advantage in this segment because we are able to analyze the entire genome, as well as other relevant “omics,” and because of our sophisticated AI-based analysis.

Our AI-based drug discovery technology faces competition from a number of companies, including the largest pharmaceutical enterprises in the world in partnership with technology companies. The largest competitors include Atomwise, Valo Health, Insilico  Medicine, Cyto Reason, Insitro, and Schrödinger, We believe that we can compete effectively because of our broad focus on multiomics effectively replicates complex human biological systems, our extensive expertise with the human genome assists us with biomarker discovery, our advanced AI technology, which is based not only on the traditional machine learning employed by a majority of our competitors,   but also Deep Learning (which is better adapted to data analysis),  and Bayesian networks (utilizing probability analysis) and other proprietary methodologies that result in the identification of non-obvious targets.

Nevertheless, in both the genetic analysis and AI-assisted drug discovery and development businesses, most of our competitors are better established and better capitalized than we are. We may not have sufficient management and financial resources to compete with all or even most of competitors, and if appropriate, we may license our technology to them to increase market penetration in a short period of time. Nevertheless, we may not be able to compete with all or even a substantial percentage of competing technologies and product offerings in the industry.

Employees

We have  11 full-time employees and no part-time employees. In addition, eight of our officers who devote all their professional time to the Company are currently paid via consulting agreements. In October 2021, we entered into a contract with Hypereon Labs, Inc., through our shareholder Evolutionary Analytics, LLC, for the provision of AI consulting personnel. We expect to hire additional individuals for our research and development activities from the proceeds of this offering.

Intellectual Property

We own intellectual property, including patent applications and trade secrets acquired from Frélii, Inc. and GATC Naturals on July 24, 2020, as well as rights to Patent Application 2021/0104322 published on April 8, 2021, Personal Wellness Recommendation Engine, originally patent application 16/938,791 filed on July 20, 2020.

We have continued to augment our patent estate in correlation with the development of additional Engines. In October 2021, we filed provisional patent applications for cannabis usage, psylocibin-based treatments, cardiovascular health supplements, mental depressive disorders, and on immunity analysis in the United States Patent and Trademark Office. We filed an additional provisional patent in December 2021 for a molecule for treatment of addiction and neurological disorders. Under law, the filing of a provisional patent application, while not examined by the USPTO, preserves the filing date therein provided that a more complete, non-provisional patent application is filed within twelve months. We are continually developing its intellectual property estate and expects to file additional patent applications in the near future.

We use the trademarks Viral Immunity Platform™, Multiomics Advanced Technology™, and Predictive Multiomics™.  We have filed a trademark application for Predictive Multiomics™ on February 10, 2021, serial number 90522861, international class 042, computer programming in the medical field, and for Multiomics Advanced Technology™ on May 24, 2021, serial number 90731205, international class 009, Computer and Software Products and Electrical and Scientific Products, and for Viral Immunity Platform™ on May 24, 2021, serial number 9073122, international class 009, Computer and Software Products and Electrical and Scientific Products.

Regulation

The genetic testing field is relatively new, and subject to only limited regulation. We are not subject to any current regulation, although parties with whom we contract may be so subject.  Laboratories which conduct genetic sequencing are subject to the Clinical Laboratory Improvement Amendments Act of 1988, which establish the certification process laboratories must pass in order to legally conduct clinical testing. The objective of CLIA is to determine clinical testing quality, including verification of the procedures used and the qualifications of the technicians processing the tests.

The Genetic Information and Nondiscrimination Act of 2008 (GINA) protects the genetic privacy of the public, including research participants. The passage of GINA makes it illegal for health insurers or employers from requesting or requiring genetic information of an individual or of family members and further prohibits the discriminatory use of such information.  The Health Insurance Portability and Accountability Act (HIPAA) Privacy Rule protects the confidentiality of patients’ individually identifiable health information — or Protected Health Information (PHI) — that HIPAA-covered entities (e.g., health care providers or an insurance company) hold. There are limits on when and with whom PHI may be shared, but there are no such restrictions on the use or disclosure of PHI that has been de-identified. In 2013, as required by the passage of the Genetic Information Nondiscrimination Act, the Privacy Rule was modified to establish that genetic information is considered PHI, and HIPAA-covered entities may not use or disclose PHI that is genetic information for underwriting purposes.

The Clinical Laboratory Improvement Amendments of 1988 (CLIA) regulations include federal standards applicable to all U.S. facilities or sites that test human specimens for health assessment or to diagnose, prevent, or treat disease. All laboratory facilities used by us or our licensees are CLIA compliant.

We are not covered by the above regulations at this time. In addition to HIPAA, the Common Rule, formally known as the Federal Policy for the Protection of Human Subjects, also requires informed consent from individuals who participate in medical research projects. We, or persons with whom we contract for the collection of genomic data may be subject to these rules on informed consent. The Company uses reasonable care to protect individual patient confidentiality by requiring that all date provided to it is subject to de-identification protocols; as a result, we never receive any data subject to privacy concerns.

Litigation

We have not been a party to any litigation.

OUR PROPERTY

Until August 1, 2021, we subleased approximately 2,500 square feet of office space on a month-to-month basis in a modern office building from ONIT Sciences, Inc., a company under common control with some members of management, and also reimbursed ONIT for health insurance premiums of approximately $4,500 per month paid by ONIT on behalf of certain of our consultants as part of their agreements. The total monthly payments to ONIT for the sublease and the health insurance weres $15,000 per month. The lease rate per square foot of $4.00 was believed to be equivalent to the rate we would be required to pay to an unrelated party for a similar subleasing arrangement. Effective August 1, 2021, we entered into a twenty-six month lease for the same premises directly with the owner of the building, for $3.15 per month increasing to $3.34 per month over the lease term.

In July 2021, we commenced renting 150 square feet of office space in the same building, discussed in the preceding paragraph, for $1,300 per month from an unaffiliated party.

Most of our technical and scientific staff currently work remotely. We anticipate that in the future it may be required to lease a limited amount of office space in the future for its technical and scientific.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of the consolidated financial statements and financial condition of GATC Health Corp and results of our operations together with our financial statements and related notes appearing at the end of this Offering Circular. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in this Offering Circular.

Overview

We are engaged in the business of providing products and services for the gathering of human genome DNA, sequencing, and processing that sequence through artificial intelligence.  We have developed several platforms, or “engines,” to apply our AI technology to various health conditions, including general health and wellness evaluations, viral immunity, heart attacks, and mental health, and are developing additional engines at this time.  We have recently begun to expand our capabilities to include AI-assisted drug discovery and development. We were incorporated on May 16, 2020, and commenced operations shortly thereafter. Our viral immunity engine was developed through our majority-owned subsidiary, GATC Rx Corp; we acquired the minority interest in GATC Rx in August 2021. We have generated limited revenues to date and are still in the research and development stage of our business.

Revision to Financial Statements for the Period May 16, 2020 (Inception) to December 31, 2020

We revised our Financial Statements for the period May 16, 2020 (Inception) to December 31, 2020, and these revisions have been reflected in this Offering Circular in the consolidated balance sheet of the Company as of that date on page F-4 and the Statement of Changes in Stockholders’ Equity on page F-6.  The revisions primarily consisted of the following: (a) reclassifying approximately $109,000 of the $268,200 in capitalized software development costs to expense; (b) transferring $686,250 in 8% mandatorily convertible debentures from equity to debt; and (c) a reduction of deferred offering costs by the amount attributable to the costs of auditing the 2020 financial statements. As a result, the net loss for the period May 16, 2020 (Inception) to December 31, 2020 increased from $1,062,083 to $1,246,974. The revisions are as follows:

	December 31,	December 31,
	2020	2020
	As reported	As revised

ASSETS

Current Assets
Cash and cash equivalents	$28,439	$18,374
Accounts receivable	12,000	12,000
Accounts receivable-related party	12,462	140,611
Total Current Assets	52,901	170,985

Loans to Licensee affiliates	104,700	--
Intangible assets, net	269,250	108,713
Deferred offering costs	32,500	25,000
Furniture and equipment, less depreciation	38,526	44,481

Total Assets	$497,877	$349,179

LIABILTITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
Accounts Payable	49,882	83,383
Accounts payable-related parties	164,678	123,000
Other current liabilities	$10,572	$9,301
Total Current Liabilities	225,132	215,684

Long-term liabilities:
Long-term convertible notes payable, less unamortized debt issuance costs of $212,971	--	463,279
Total long-term liabilities	--	463,279
Total Liabilities	225,132	678,963

STOCKHOLDERS' EQUITY

Common stock, $.0001 par value,
100,000,000 shares authorized;
13,580,000/18,960,000 shares outstanding	1,358	1,896
Additional paid in capital	647,220	878,799
Mandatorily convertible debentures	686,250	--
Accumulated Deficit	(1,062,083)	(1,210,479)
GATC Health stockholders' equity (deficit)	272,745	(329,784)
Noncontrolling interest stockholders' equity (deficit0	51,330	51,140
Total stockholders' equity (deficit)	272,745	(329,784)
Total liabilities and stockholders' equity (deficit)	$497,877	$349,179

Operating Results

The Company generated $2,430 gross revenues during the nine months ended September 30, 2021, which was derived from the Systemic Formulas contract. In the period May 16, 2020 (Inception) to December 31, 2020 (“Fiscal 2020”) revenues from Systemic Formulas was $12,000.

Cost of Revenue

There are no costs of revenues associated with our contract with Systemic Resources, under which we are paid a flat fee for alignment and analysis.

Operating expenses

Operating expenses during the nine months ended September 30, 2021 included $9,869,822 of compensation expense, primarily paid to outside consultants and to officers, compared to $401,342 for the period May 16, 2020 (Inception) to September 30, 2020; research and development expenses of $378,614, compared to $11,450 for the period May 16, 2020 (Inception) to September 30, 2020; marketing expenses of $92,656 compared to $2,284 for the period May 16, 2020 (Inception) to September 30, 2020; and general and administrative expenses of $1,035,136 for the 2021 period compared to 2020. Stock and options issued for services have been calculated based on the number of shares or options issued for services in the period, multiplied by $1.875, the conversion rate per share of the Company’s 8% mandatorily convertible debentures issued from October 2020 to August 2021. The above amount for research and development expenses does not include $152,096 in software development costs incurred during this period which were capitalized in accordance with ASC 350-40 “Internal-Use Software” and ASC 350-985 “Software” because these development costs relate to modules for new products whose technological feasibility has been established.

Operating expenses during Fiscal 2020 included $819,763 of compensation expense, primarily paid to outside consultants and to officers; research and development expenses of $63,500; marketing expenses of $6,736; and general and administrative expenses of $302,864. Stock and options issued for services have been calculated based on the number of shares or options issued for services in the period, multiplied by $1.875, the conversion rate per share of the Company’s 8% mandatorily convertible debentures issued from October 2020 to August 2021. The above amount for research and development expenses does not include $108,538 in software development costs incurred during this period which were capitalized in accordance with ASC 350-40 “Internal-Use Software” and ASC 350-985 “Software” because these development costs relate to modules for new products whose technological feasibility has been established.

Interest expense during the nine months ended September 30, 2021 was comprised of $208,316 of accrued interest on Convertible Debentures.  These Convertible Debentures were mandatorily convertible into shares of Common Stock at the lower of $1.875 per share or 75% of the offering price of any subsequent equity offering in which no less than $1 million has been raised, and were converted into common stock in September 2021 at a price of $1.875 per share. An additional $3,032,558 in interest costs represent the amortized debt issuance costs relating to the $3,644,915 of Convertible Debentures issued through September 30, 2021. The amount of interest expense for the 2020 period was nominal since no Debentures had been issued as of September 30, 2020.

Interest expense of $9,301 during Fiscal 2020 was primarily comprised of $7,870 of accrued interest on our Convertible Debentures.   An additional $20,310 in interest costs represent the amortized debt issuance costs relating to the $676,250 of Convertible Debentures issued through December 31, 2020.

Net loss

As a result of the foregoing, net loss during the nine months ended September 30, 2021 was $14,617,915.  This compares to a net loss of $522,290 for the period May 16, 2020 (Inception) to September 30, 2020, which includes $130,078 for net losses attributed to the non-controlling stockholders of GATC Rx, of which the Company owned 63.4% of the common stock at that date. We acquired the minority interest in GATC Rx in August 2021. Net loss for Fiscal 2020 was $1,210,479, which includes $142,157 attributed to the non-controlling stockholders of GATC Rx.

Liquidity and Capital Resources

As of September 30, 2021, we had cash on hand of $4,269,466. During the nine months ended September 30, 2021, net cash flows used in operating activities was $2,623,808, cash was provided by financing activities of $6,845,438, and cash of $165,655 was used in investing activities, consisting of capitalized software development costs of $152,094 and purchases of $13,561 in property. As of December 31, 2020, we had cash on hand of $18,374. During Fiscal 2020, net cash flows used in operating activities was $783,862, cash was provided by financing activities of $917,969, and cash of $115,733 was used in investing activities, consisting of capitalized software development costs of $108,488 and purchases of $7,245 in property.

On October 23, 2020, the Company commenced a private placement to raise up to $5 million.  On August 25, 2021, the Company increased the maximum offering amount to $10,400,000.  The private placement raised funds through the issuance of 8% Convertible Debentures.  This private placement closed on September 9, 2021, with the sale of $10,367,882 in gross principal amount of Convertible Debentures.

In September 2021, the Company raised $1,698,570 in gross proceeds from the sale of 490,127 shares of Common Stock in a private placement pursuant to Rule 506(c) of Regulation D at a price of $3.75 per share; the subscription price for 306,179 shares was received by the Company following the end of the September 2020 quarter.  Pursuant to the terms of the Convertible Debenture, the $1 million in sales of Common Stock through September 21, 2021 triggered conversion of the principal amount of the Debentures, which together with $216,333 in accrued interest converted into 5,644,915 shares of Common Stock. In December 2021, we commenced a private offering of Units under Rule 506(c) limited to accredited investors, at $5 per Unit, each Unit consisting of one share of Common Stock, one Class A Warrant exercisable at $5 and one Class B Warrant exercisable at $10. We expect that the net proceeds of this Offering, combined with the foregoing private offerings of debt and equity and other private offerings, will satisfy our cash requirements for the next 18 to 24 months.

In order to continue as a going concern after that time, develop a reliable source of revenues, and achieve a profitable level of operations we may need, among other things, additional capital resources. Management’s plans to continue as a going concern include raising additional capital through borrowings and the sale of Common Stock.

No assurance can be given that any future financing will be available or, if available, that it will be on terms that are satisfactory to us.  Even if we are able to obtain additional financing, it may contain undue restrictions on our operations, in the case of debt financing, or cause substantial dilution for our stockholders, in case of an equity financing.

Issuance of Options and Shares for Services

In May 2021, the Company issued 200,000 options to purchase Common Stock at a price of $0.05 per share to a member of its Board of Advisors, in connection with that individual’s engagement as a consultant, his appointment to the Board of Advisors, and his purchase of 200,000 shares of Common Stock for $10,000 cash. The individual’s consulting agreement relates to his marketing of the Company’s products to Veterans Administration Medical Facilities. In May 2021, the Company also issued options to purchase 266,666 shares at a price of $1.875 per share to an investor in connection with the purchase by his family of $500,000 in convertible debentures, and issued options to purchase 50,000 shares at $1.875 per share to another individual in connection with his appointment to the Board of Advisors.

On June 3, 2021, the Company entered into an agreement with an investor to issue options to purchase 266,667 shares of Common Stock at a price of $1.875 per share for a total exercise price of $500,000 in connection with that investor and his family’s investment of $500,000 in the Convertible Debenture placement. We issued options to purchase 205,000 shares at $3.75 per share to two other individuals under similar arrangements. Through August 2021, we issued options to purchase 3,648,334 shares of Common Stock at $3.75 per share as finders fees in the Convertible Debenture Offering, and in November 2021 issued options to purchase 693,000 shares to one individual as a finders fee in its September 2021 offering of Common Stock.

In the three months ended September 30, 2021, we issued options to purchase 3,383,800 shares to members of the Board of Advisors, non-executive officers, other officers and consultants and seven members of our technology team, including 300,000 options to officers Jayson Uffens and Ian Jenkins, for services at exercise prices ranging from $0.01 to $3.75, at a weighted average price of $2.23. During these three months, we issued 50,000 shares for services to a consultant and 150,000 shares to five members of our technology team. During the three  months ended December 31, 2021, we issued options to purchase 1,000,000 shares to non-executive officers and consultants at exercise prices ranging from $1.875 to $5.00, at a weighted average price of $4.6275.

Plan of Operation

The Company currently has four new Engines in development, including an Engine for diabetes being developed for our affiliate GATC DB Care. We plan to launch one new Engine development project every two months, with each project requiring, on an average, 90 days to develop. The Engines under development require the third party to pay the majority of costs associated with development.

Concurrently with the development of these and future Engines, and the development of our proprietary AI-assisted drug development technology, our scientific and technical staff are refining and expanding our intellectual property estate. We have contracted with an outside AI firm to supply additional personnel over a period of 12 months ending October 2022.  We expect to file an additional patent application within the next twelve months. We are in discussions with several outside parties for additional Engine development projects.

With the receipt of the proceeds of this Offering, we intend to greatly expand our scientific and technical staff. Because of the highly specialized and unique nature of our technology, we must expend a significant amount of training time with each new member of our scientific and technical staff. To date, we have been able to fully staff all projects, but the receipt of proceeds of this Offering will enable us to accelerate our developmental timeline as well as engage in the development of new business via marketing and seeking for governmental grants, primarily related to minority communities with their specialized health issues. Our revenue is expected to be derived primarily from developmental fees for various Engines, and, when marketing of those Engines and their related testing regimes is successful (of which there can be no assurance) from servicing or license fees, and from royalties or sales of the results of our AI-assisted drug discovery business.

We intend to use a portion of the proceeds of this Offering to hire a permanent Chief Executive Officer and Chief Financial Officer with public company and/or industry experience, and expand our general and administrative staff to support our expanded operations. We foresee that the growth in our staff will likely require us to seek new office space and we will need to expand our internal infrastructure. Although the genetic data we obtain is de-identified, we consider cyber security to be of the utmost importance, and plan to obtain, either via contract or through internal staff, the highest level of cyber security we can, given financial and technological constraints.

We also intend to acquire one or more companies in the genomic business who we believe can, by virtue of their technological expertise or existing market presence, enable us to expand our product offerings and market penetration.  As of the date of this Offering Circular, we are not in discussions with any acquisition target.

Our goal is to become the leading company in the world in the use of genomics to prevent and treat disease. Eventually, we hope to assemble a comprehensive genomic database which is the best or a leading contender in providing understanding of the human genome.

As of December 31, 2021, the Company has achieved the following milestones:

•

Patented our technology.

•

Developed or developing six Engines.

•

Assembled a team of scientific advisors and technical staff which prepares us for growth.

•

Raised funds to launch our business.

•

Discovered one new drug molecule for the treatment of addiction disorders, using our AI-assisted drug technology.

As part of its plan of operations, the Company intends to execute the following milestones over the course of the next 12 months:

•

Research and Development

o

Develop up to 10 more Engines.

o

Build our technical and scientific staff to enable us to expand our products.

o

Discover 3 to 5 new drug molecules.

•

Marketing

o

Obtain strategic alliances or marketing partnerships for our Engines.

o

Establish GATC Health’s standing in the genomics community as one of the businesses in the forefront of the industry.

o

Obtain grants to assist research into diseases from which minority or underserved communities suffer.

We envision that if we are successful in developing and marketing a wide range of Engines, and collect data on a large number (one million or more) of individual genomes lion or more) we will be able to use that data for greater understanding of the human genome and the prevention of disease in general. Our goal is to build the most comprehensive and accurate database of the human genome as it relates to disease prevention and tailored therapies.

Trend Information

The Global DNA sequencing market is expected to witness significant huge growth in the coming years.  Certain factors that are driving the market growth include the rise in technological advancements in DNA sequencing, increasing application in clinical diagnosis and drug discovery, and growing investment in research and development.  The COVID-19 pandemic has focused public attention on the importance of preventing pandemics as well as the prevention and cure of chronic diseases which share co-morbidities with COVID-19, such as diabetes, obesity, asthma, and respiratory conditions.

Another factor driving the market in which we engage is the ever-increasing cost of health care, together with the emphasis on preventative care. We believe that these costs, which overwhelmingly fall upon employers and their health care plans, provide us with an opportunity to market our diagnostic engines to business and governmental employers alike.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The following table sets forth our executive officers, directors and significant employees. Unless indicated, all work with us on a full-time basis. Full time basis means substantially all of that person’s professional time. Those officers who are indicated as working full time may devote up to 10 hours per week on other professional activities with entities that are licensees of the Company’s technology.

Name	Position	Age	Term of Office (if indefinite, give date appointed)	Full Time/Part Time
Executive Officers
John Stroh	Interim CEO	65	July 1, 2020	Part-Time
Jeff Moses	President	56	July 1, 2020	Full Time
Michael Manahan	Chief Financial Officer	66	January 1, 2022 to May 10, 2022	Part-Time
Jayson Uffens	Chief Science Officer	46	July 1, 2020	Full Time
Ian Jenkins	Chief Technology Officer	37	July 1, 2020	Full Time
Directors
John Stroh	Director	65	July 1, 2020	n/a
Dennis Locke	Director	67	July 1, 2020	n/a
Gerry Martin	Director	67	July 1, 2020	n/a

John Stroh, Interim Chief Executive Officer and Director

John Stroh has been the Interim Chief Executive Officer and a Director of the Company since July 2020.  He devotes about 25 hours a week to the Company. Mr. Stroh was the Chief Executive Officer of Venture Analysis Group, in Irvine, California from January 2015 to August 2020, and has been the Senior Managing Director of Boustead Securities, LLC, a registered broker-dealer, since July, 2020., focusing on capital raising, strategic partnering and M&A advisory services in the life science, medical device, healthcare IT and health care services sectors. Mr. Stroh hold Series 7, 82TO, 24 and 63 securities licenses and has been a registered representative or principal of a registered firm since 1985.    From January 2016 to August 2020, he was Managing Director-Healthcare at Tellson Corporate Services, LLC, a full-service Investment Bank focusing on early growth stage and middle market companies. From March 2013 to January 2016, Mr. Stroh was CEO of Global Healthcare Advisors. From 2001 to 2014, Mr. Stroh held senior management positions at a number of private companies in the medical and bioscience industry. He was Managing Director of Investment Banking for healthcare from 1999 to 2001 at Roth Capital Partners, and prior to his tenure at Roth he held management position at several investment banking firms. Mr. Stroh was on the Board of Directors of the Finance Committee for Memorial Care Orange Coast Medical Center from 2011 to 2017. He received a bachelor’s degree in management and an MBA at California State University, Long Beach. Mr. Stroh filed a petition under Chapter 13 of the Federal Bankruptcy Code in December 2018.

Gerry Martin, Director

Gerry Martin has been a director since July 1, 2020.  He devotes about 20 hours per week to the Company.  Mr. Martin has been the managing partner of Citivest Capital Group since June, 2010 and President of CMI Capital Investments since March 1989. With offices in Atlanta, Georgia and Newport Beach, California, Citivest Capital Group provides real estate and business loans to individuals and small and medium sized businesses.  He has been the President of ONIT Sciences since February 2019, and a director of GATC DB Care since April 2021.  Mr. Martin has been a licensed real estate broker for more than 35 years.  Mr. Martin received a bachelor’s degree in real estate from Georgia State University in 1974.

Jeff Moses, President

Jeff Moses has been President of the Company since July 2020, and was also Chief Marketing Officer from July 2020 to October 2020. He has also been Chief Executive Officer of GATC Naturals since December 2020, President of GATC DB Care since April 2021,  and President and Chief Marketing Officer of ONIT Sciences since February 2019. ONIT markets organic, non-GMO formulations to increase crop yields. Mr. Moses has also been Chief Marketing Officer and Director since March, 2013 of PowerOne Corporation, a Costa Mesa, California company engaged in energy consulting and is a Federal Energy Regulatory Commission (FERC) licensed power marketer with offices in Illinois, Michigan, and California. From 2018 to February 2012, he was the founder and Creative Director of Engine Marketing, LLC.  Mr. Moses received a bachelor’s degree in Literature in 1986 from Pitzer College.

Michael Manahan, Chief Financial Officer

Mr. Manahan has been the Chief Financial Officer since January 1, 2022 and under his consulting agreement with us, will devote no less than 20 hours per month to GATC Health Corp. His term ends on May 10, 2022. Mr. Manahan is a professor of finance and accounting at California State University Dominguez Hills.  He has been teaching there since 2009.  Mr. Manahan is also the president and primary consultant of the Biz Rap Organization (formerly Match Vest Capital and Consulting Inc.), a consulting business that provides financial advisory, part time and interim chief financial officer services to mid-market companies.  Mr. Manahan founded the Biz Rap Organization in 2006.  Previously, from 2003 to 2006, Mr. Manahan served as chief financial officer of PracticeXpert, Inc., a publicly traded medical technology and services business.  Prior to that, from 1997 to 2003, Mr. Manahan was president of Magnum Financial Group, a consulting business providing investor relations, financial advisory and related services to mid-market publicly traded companies and companies going public.  During his tenure with Magnum Mr. Manahan worked with over 60 management teams and assisted companies in raising approximately $150 million in capital. Previously Mr. Manahan served as chief financial officer for a number of privately held and publicly traded companies. Mr. Manahan earned his MBA from Pepperdine University and earned a CPA in the province of British Columbia, Canada  (non-active).

Dennis Locke, Director

Dennis Locke has been a Director of the Company since July 2020 and was the Interim Chief Financial Officer until December 31, 2021. He has been the Vice President-Operations of GATC Naturals since December 2020, and since February 2019 has been the Chief Operating Officer of ONIT Sciences. From January 2014 to January 2019 he was the Chief Financial Officer of PowerOne Corporation. From 1990 to 2014, Mr. Locke was a financial and/or operations officer at a number of privately held companies. He is a director and Chief Financial Officer of GATC

DB Care since April 2021. He received a bachelor of science degree in Accounting from Franciscan University and an MBA with an emphasis in management in the University of La Verne.

Jayson Uffens, Chief Science Officer

Jayson Uffens has been our Chief Technology Officer since July, 2020. He was Chief Technology Officer and Director at Fréliii, Inc. from April 2019 to March, 2020. Mr. Uffens is a senior technology architect with more than two decades of executive experience at high-growth technology and global firms. He was the CEO and founder of IrisMind in 2015, which was comprised of former Seamless and Grubhub engineers, to partner, develop and invest in vertical SaaS (Software as a Service, allowing users to connect to and use cloud-based apps over the Internet) and AI startups. IrisMind developed an ML (machine learning)-based fintech consumer analysis platform and sold $5 million in licenses from 2016 to 2017. In 2010, as Vice President Engineering of Seamless, he led product development that increased revenues from $300 million to $1 billion., and led key aspects of Seamless’ 2013 merger with GrubHub, where he continued as Vice President of Engineering. Mr. Uffens was Solution Director and early employee of startup Acquity Group, an ecommerce and digital marketing company, from 2005 to 2009. At Acquity Group, he landed and executed projects with clients such as the Grammy Awards, Eastern Mountain Sports, Invitrogen, Cost Plus World Markets, BNSF, LeapFrog and Wynn Las Vegas, and led regional high-scale e-commerce and CEO services groups on the west coast. Acquity was acquired by Accenture in 2013.  From May 2004 to October 2005, Mr. Uffens was principal architect and lead engineer at GoDaddy during its growth and development leading to its first Super Bowl ad in 2005. From August 2002 to May 2005, he was Lead Application Architect and a consultant to American Express. He was Chief Technology Officer of UbiQGroup from January 2000 to July 2002, which developed a 1:1 marketing and print-for-one platform that was acquired by a San Francisco-based insurance company in 2002. He was lead developer and architect for PerfectPracticeMD (now Advanced MD) which was then acquired by ADP.

Ian Jenkins, Chief Technology Officer

Ian Jenkins has been our Chief Technology Officer since July, 2020. He was the President, Chief Executive Officer, Chief Financial Officer and Director of Frélii, Inc. from April 2017 to December 31, 2020. Mr. Jenkins has over 10 years of experience as a senior executive. Before Frélii, Inc., Mr. Jenkins served as CEO of CodeTech, a Phoenix-based Med tech company, whose technology was acquired by Hospital Corporation of America. Mr. Jenkins also served in key marketing and product development roles at Systemic Formulas, Inc. and Orn Industries.  A background in physiology, technology startups, and supplement product research and development gives Mr. Jenkins deep knowledge of engineering, producing, and marketing health technology and nutritional supplements. Mr. Jenkins earned an M.B.A. from Thunderbird School of Global Management, and a B.S. in Physiology from Utah State University.

V. Tyrone Lam

V. Tyrone Lam was appointed the Board of Advisors in May 2021, and as Chief Operating Officer in October 2021.  He co-founded First Americans Health and Wellness, in October 2017, serving Native American and First Nations tribal members who suffer from diabetes and metabolic disorders from October 2017 until present. He has been a board-certified coach at New Beliefs Coaching in San Diego since 2016, and has held various executive positions in the healthcare and entertainment/game television companies. Mr. Lam has a degree in political science and government from Virginia Polytechnic and State University.

Preetaman Wadwa

Ms. Wadhwa was appointed as Chief Marketing Officer in November 2021. She has extensive marketing experience in the pharmaceutical and biotech industries. Beginning as Senior Marketing Manager, and rising to the position of Global Marketing Lead, Oncology and Change Leader, she was employed at Amgen from April 2004 to April 2021. Ms. Wadhwa received a bachelor’s degree in Pharmacy and an MBA from Panjab University, and a Masters degree in Health Systems Management from Rush University.

Gerald Sokol, Jr.

Gerald Sokol, Jr. was appointed as Chief Administrative Officer in December 2021. He was Chief Executive Officer of Catalina Marketing from October 2018 until October 2019. From November 2013 until October 2018, he was Chief Financial Officer of Amtrak, responsible for managing more than $11 billion in assets and a multi-billion operating budget, and was Chief Financial Officer and then Chief Executive Officer of Vertis Communications, one of the largest printing and targeted direct marketing companies in the US. Prior to his tenure at Vertis, Mr. Sokol spent ten years at AOL in various leadership roles, including Executive Vice President of International Operations and Strategy. He received a bachelor’s degree in finance at Oakland University and a masters degree in finance from the University of Colorado.

Board of Advisors (in order of appointment)

Eric J. Mathur

Eric J. Mathur has been a member of our Board of Advisors since July 2020. He has been Chief Science Officer of Diomics Corporation, a biotech company which is developing solutions to Alzheimers, Type I diabetes and Covid-19, since March 2020. He was Chief Science Officer of TLIT Holdings, which was engaged in cannabis molecular breeding programs, from July 2018 to February 2020. From May 2016 to May 2017, Mr. Mathur was a Strategic Advisor to Pegasus Capital Advisors in the health and wellness industry.  He was Chief Science Officer and Senior Vice President of Yulex Corporation, which was engaged in applying modern genomic tools to improve crop productivity and producing high performance hybrid Guayule parthenium planting materials for the production of sustainable biomaterials including allergy-free latex products, bio rubber, biomass and resin-based specialty chemicals, from April 2014 to January 2017. From 1985 to 2014 Mr. Mathur held similar positions with several biotech and genomic companies in San Diego County. He has a bachelor’s degree in biology with highest honors, as well as a bachelor’s degree in applied science in biochemistry and molecular biology from the University of California, Riverside and has published numerous scientific articles in genomics and related fields.

Dr. Jonathan Lakey

Dr. Lakey has served as a member of the Board of Advisors since February 2021 Dr. Lakey has had a long interest and research direction in cell and tissue transplantation with a focus on diabetes and islet transplantation.  Dr. Lakey received his medical degree from the University of Alberta and received post-doctoral training in Indianapolis and Seattle in before returning to establish his research program at the University of Alberta. Dr. Lakey has also been the Director of the Comprehensive Tissue Bank. Dr. Lakey served as the Chief Scientific Officer and President for MicroIslet Inc, a public diabetes biotechnology company focused on Islet Xenotransplantation from. Currently, Dr. Lakey is the Director of Research and Associate Professor of Surgery at the University of California, Irvine. Dr. Lakey recently accepted the position of Director of the Clinical Islet Program at the University of California Irvine. With Dr. James Shapiro, he developed the “Edmonton Protocol” for patients with Type 1 diabetes, a recognized major advancement in the treatment of diabetes. Dr. Lakey serves as the Chairman of the Board of Advisors.

Dr. David Kushner

Dr. David Kushner was appointed to the Board of Advisors in May, 2021.  For more than the past five years he has been a practicing radiologist in Iowa City, Iowa and received his medical degree from Case Western University.

Steven Lebedoff

Steven Lebedoff was appointed to the Board of Advisors in July 2021. In 1992 he founded and was the president of Benetrax. Aon Corporation acquired BeneTrax in 1996 and Steve remained on as President helping co-develop Aon Worksite Solutions, where he served as Strategic Director of National Accounts until 2007.  Mr. Lebedoff has participated on various advisory panels and industry practice councils with Aon Risk and Aon Consulting Leadership.  From 2008 to the present he has served as an executive officer of PPN Health Access, including serving as Managing Director since April 2019. PPN Health Access was initiated as part of a HRSA grant to support patient/employee healthcare advocacy in Nevada. Mr. Lebedoff co-founded the Center for Sustainable Healthcare at the University of Nevada, Reno in 2009. He is a a Governor appointee to the Nevada Healthcare and Medical Services Sector Council and is a Certified Employee Benefit Specialist through Wharton School, University of Pennsylvania and the International Foundation of Employee Benefit Plans. He has a degree in Health Sciences from the University of Nevada, Reno.

James Arellano

Since 2008, until the present, James Arellano is the President and cofounder of PPN Health Access, a consulting firm focused on helping digital healthcare start-up companies with all aspects of the employer and health plan market business development cycle. PPN’s client base includes Extend Health, which secured over $68M in annual recurring revenue with key clients such as the State of Nevada, Alameda County of California, and Ingersoll Rand, and other clients which have then proceeded with IPO’s or acquisitions by major corporations. Prior to founding PPN Health Access, Mr. Arellano was the Western Region President and Vice President National Accounts for United Health Group, the Regional Manager for Blue Shield of California, and the National Accounts Sales Manager for Health Plan of America. Jim Arellano was President and founder of BP Insurance. BP Insurance was an employee benefit and risk management brokerage firm that he launched in 1987. BP Insurance generated over $42M in annual premiums and was acquired by Wells Fargo Insurance in 2000. Mr. Lebedoff has a degree in Health Sciences from the University of Nevada, Reno.

Wesley Kikuchi

Wesley Kikuchi has been the principal of WIVIK Consulting LLC since 2018, with expertise in strategic sales, target marketing, business development, digital marketing, business development and operations. From 2017 to 2018, he was co-principal of Arena HQ, engaged in livestreaming esports tournaments. He was Director of Business Development and General Manager of The GRID News Network, a division of 3FM, Inc. from 2013 to 2017, Vice President of Sales and Marketing for Jovana, Inc., a manufacturer and retailer of fine jewelry from 2011 to 2013, and held executive marketing positions with several firms from 2005 to 2011. He has a bachelor’s degree in electrical engineering from San Jose State University.

Dr. Negar Motayagheni

Dr. Motayagheni is an anesthesiologist and research scientist currently serving a fellowship in Regenerative Medicine at the University of California, Los Angeles. From 2016 to 2019, she served a fellowship at the Wake Forest Institute for Regenerative Medicine.  She was Assistant Project Scientist for Anesthesiology-Cardiology at UCLA from 2015 to 206, and a Research Associate in Anesthesiology from 2014 to 2015 at the State University of New York.  Dr. Motayagheni was licensed to practice medicine in Iran in 1998. During her tenure, Dr. Motayagheni has served on the editorial board or as a reviewer for major medical journals and has authored or co-authored dozens of scientific articles reporting her research activities.

Dr. Jack Lewin

Dr. Lewin was appointed to the Board of Advisors on September 1, 2021. Dr. Lewin has been the principal and founder of Lewin and Associates, LLC since January 2017.  Lewin and Associates is focused on launching health start-up companies, health care innovation, and health policy. Current projects include Klaritos, Webshield, Resilient Network Solutions, the FDA EASI project, and medical device cyber security. He has been Board Chair of the National Coalition on Health Care since 2010. From 2013 to January 2017, he was president and CEO of the Cardiovascular Research Foundation, focused on preclinical science, human clinical trials, and cutting-edge education in interventional cardiology. Dr Lewin was the principal and founder of Lewin Associates, a health policy and strategy consulting firm in Washington. It has focused on health reform, and in particular in assisting physicians, other clinicians, and health systems adapt to necessary new payment and delivery models and a changing marketplace moving towards a more sustainable and high performing health care system. Lewin Associates has helped launch “Clinically Home” (an acute care at home) start-up company.  From 2006 to 2012 she served in various CEO roles, including the following: (i) CEO of the American College of Cardiology, (ii) CEO of the California Medical Association from 1995 to 2006, and (iii) the CEO of MEDePASS, a start-up company in medical digital security and privacy and authentication for physicians, clinicians, and patients from 1997 to 2006.  Dr. Lewin was the State Director of Health for Hawaii from 1986 to 1995 and a practicing physician from 1979 to 1986.  Dr. Lewin received his Doctor of Medicine at the Keck School of Medicine at USC, and a BA in biological sciences from the University of California, Irvine.

Dr. Stanley Lewis

Dr. Lewis was appointed to the Board of Advisors in September, 2021. He founded Eselle Health, Inc, in January 2021 and is its Chief Executive Officer. From October 2018 to November 2020, he was the Chief Medical Officer of Ansun Biopharma, Inc., and was Chief Medical Officer of Diabetes Relief from March 2016 to November 2019, Vice President and Chief Medical Officer of TaiMed Biologics, Inc. from December 2007 to August 2018, Chief Medical Officer at the St. Hope Foundation from March 2002 to October 2015, Medical Director at Genentech, Inc and Tanox from 2007 to 2008, Director of  Drug Development at Tanox, Inc. from 2004 to 2007, and Assistant Professor of Medicine at the University of Texas Medical School at Houston. He received his medical degree from Texas Medical School at Houston in 1994, and holds a Master’s degree in Health Services Administration from the University of Texas Health Science Center at Houston.

Darius Naigamwalla

Darius Naigamwalla was appointed to the Board of Advisors in September, 2021.  He has been the Chief Commercial Officer of Two Labs, providing strategic consulting to biopharma, healthcare technology and medical device companies since November 2020. Mr. Naigamwalla was a partner at Ceek Enterprises, a management consulting firm focused on biopharma and healthcare, from September 2015 to February 2020 when it was acquired by Two Labs. He was the General Manager of Strategic Consulting at that company from February 2020 to November 2020.  He has been a Board Member at Ceek Women’s Health since January 2018 and a Board Member at Beacon Discovery, Inc. since December 2016. Mr. Naigamwalla received an MBA from the University of Victoria, a Master’s degree in biochemistry and molecular biology from Western University, and a B.Sc in  biochemistry and molecular biology from McMaster University.

Dr. Chitra Bhakta

Dr. Bhakta has been a physician at OC Integrative Medical Center in Orange County, California since 2007. She received her medical and surgical degrees from Osmania University.

Lieutenant Colonel (Retired) Wade Jost

LTC (Ret.) Wade Jost is recognized as a leader for the introduction of rapid acquisition and operational energy organizational structure efforts that has since been emulated by numerous Federal Agencies. He founded and operated two successful Service-Disabled Veteran Owned Small Businesses (SDVOSB) supporting various Federal agencies. He was instrumental in the early development of both the Army’s Rapid Equipping Force’s (REF) acquisition of war time requirements, as well as the Office of the Secretary of Defense’s (OSD) Joint IED Defeat Organization (JIEDDO) technology evaluation and integration efforts simultaneously, a combined effort of over 100 personnel with an annual operating budget in excess of $1B. LTC (R). Jost engaged at highest executive levels in Federal Government to enable inter-agency collaboration in planning, coordinating, and employing of counter-improvised explosive devices (C-IED) products, tactics, techniques, and procedures and help develop the Rapid Acquisition Resourcing Strategy used by Army, OSD, and Congress to defend in the Government War On Terror (GWOT) efforts.

Code of Ethics

We adopted a Code of Ethics and an Insider Trading Policy in December 2021. These policies apply to all of our officers, directors, and employees.

Board Composition; Committees of the Board

The Board of Directors is comprised of three members.  Two of those members, Dennis Locke and John Stroh, are also officers.  The Board of Directors has not established a formal compensation committee. All three members of the Board of Directors are involved in all compensation decisions. All of our officers, including the above-named executive officers, are owners of the Company’s equity securities or hold options to purchase the same, and have all agreed to receive nominal cash compensation for their services until such time as we are able to pay them compensation at market rates. Following the completion of this Offering, the Board of Directors intends to develop a structure to re-evaluate compensation levels, after seeking input from one or more outside compensation consultants. In addition, Messrs. Stroh and Locke are serving in an interim capacity.

Following completion of this Offering, the Board of Directors intends to recruit two highly-qualified individuals, preferably with public company experience, to fill the chief executive and chief financial officer positions.  It is likely that the Board of Directors will also add two additional independent directors to its board.

Director Independence

We currently have one independent director, as such term is defined in NASDAQ Rule 5605.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the fiscal year ended December 31, 2020 we compensated our three highest paid directors and executive officers as follows:

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation (shares)	Total compensation ($)
John Stroh	Chairman and Director	$12,000	--	$12,000
Jeff Moses	President and Chief Marketing Officer	$12,000	--	$12,000
Dennis Locke	Chief Financial Officer	$12,000	--	$12,000

Directors receive no compensation for acting as directors. None of our officers or directors have been awarded any stock options or other equity-based compensation, but they may be awarded such compensation in the future. We have no pension plan to date.

Consulting Agreements with Executives

On August 24, 2020 we entered into an at-will consulting agreement with John Stroh.  The consulting agreement requires us to pay Mr. Stroh $3,000 per month, increasing to $10,000 per month at such time as this offering raises at least $1 million. This Consulting Agreement was amended in October 2021 to reduce the amount owed to Mr. Stroh for unpaid and accrued amounts and to provide for a monthly payment of $5,000.

On August 24, 2020 we entered into an at-will consulting agreement with Jeff Moses.  The consulting agreement requires us to pay Mr. Moses $3,000 per month.

On August 24, 2020 we entered into an at-will consulting agreement with Dennis Locke.  The consulting agreement requires us to pay Mr. Locke $3,000 per month, however, payment of all of Mr. Locke’s consulting fees was deferred until October 2021.this offering.

On April 1, 2020, we entered into a consulting agreement with Gerry Martin.  Gerry Martin is a licensed real estate and business broker.  Pursuant to this agreement he will be paid $1,200 per month, and receive a success free of 3% on the value of any closed acquisition transactions originated by him.

On August 1, 2021, we entered into an at-will consulting agreement with V. Tyrone Lam, pursuant to which Mr. Lam will serve as the Company’s Chief Operating Officer for compensation of $4,000 per month plus options to purchase 100,000 shares of Common Stock for $1.875 per share.

As of December 31, 2020 we owed approximately $144,678 in accrued compensation to consultants, including $12,000 accrued due and payable to Mr. Locke. These amounts were paid out of the proceeds of the Convertible Debenture Offering.

Consultants Fees, Board of Directors Fees, etc.

In January 2021, we agreed in principle to issue 50,000 options to purchase Common Stock at $0.05 per share to Patrick Lilley, the CEO of Liquid Biosciences, Inc., in connection with that company’s joint venture agreement with us to identify and commercially exploit genetic biomarkers. However, these options were not issued until later, as described below.

On May 12, 2021 we entered into a consultancy agreement with Dr. David Kushner.  In connection with his engagement as a consultant in May 2021 and his appointment to the Board of Advisors, Dr. David Kushner purchased 200,000 shares of Common Stock for $10,000 cash and was granted five-year options to purchase an additional 200,000 shares at $.05 per share. Dr. Kushner’s consulting agreement relates to his marketing of our products to Veterans Administration medical facilities.

On September 12, 2020 we entered into a consultancy agreement with Joy Scott.  As payment for those consultancy services, we issued 160,000 shares of Common Stock to Ms. Scott for services rendered from September 2020 through December 2020.

On January 16, 2021 we entered into a consultancy agreement with Choice Enterprise Real Estate and Investment Co.  As payment for those consultancy services, we issued 120,000 shares of Common Stock to Choice Real Estate in January 2021 for services rendered in that month.

On February 17, 2021 we appointed Dr. Lakey to the Board of Advisors.  In connection with his appointment to the Board of Directors, we issued 120,000 shares of Common Stock to Dr. Lakey.  The shares of Common Stock were valued at $.50 per share.  Dr. Lakey received an additional 100,000 shares in July 2021 in connection with his assistance in coordinating our grant program, and was granted options to purchase 100,000 shares of common stock at $1.875 per share in August, 2021.

In connection with an investment of $500,000 in our convertible debenture offering, in June 2021 we issued options to purchase 266,667 shares of Common Stock at $1.875 per share.

In connection with an investment of $500,000 in our convertible debenture offering, in June 2021 we issued options to purchase 266,667 shares of Common Stock at $1.875 per share. Similar options were granted to two other investors, Richard S. Hathaway (100,000 options) and Lucas Weber, in July 2021 for an aggregate of 180,000 shares at $3.75 per share. Mr. Hathaway invested additional funds in August 2021, and the Company agreed to issue him an additional 25,000 options on the same terms.

On July 15, 2021, we issued 100,000 options at $0.01 per share to Chad Penry, its Vice-President of Business Development as payment for services provided to date during 2021.

On May 12 2021, we issued 50,000 options at $1.875 to V. Tyrone Lam in connection with his appointment to the Board of Advisors and then 100,000 options at the same price on August 1, 2021 for consulting services related to the Company’s technology licensing program.

On July 24, 2021, we issued 174,000 options at $0.05 per share to Fred Horn in connection with his consulting services to the Company’s subsidiary, GATC Rx Corp.

On July 15, 2021 we issued 5,000 shares for consulting services to Delila Ariola for services provided to the Company’s subsidiary, GATC Rx Corp.

·

On July 28, 2021, the Company issued 100,000 shares to each of Wesley Kikuchi, Steven Lebedoff and James Arellano in connection with their appointment to the Board of Advisors.

On August 2, 2021, we granted options to purchase up to 240,000 warrants at $3.75 per share to Moran Pober, vesting at 20,000 options per month commencing in August 2021, in connection with a social media consulting agreement.

On August 2, 2021, we granted warrants to purchase up to 600,000 shares at $3.75 per share to a shareholder, Kaitain LLC, for consulting services.

On August 17, 2021, we issued options to purchase 30,000 shares at $0.10 per share to Dr. Negar Motayagheni in connection with her appointment to the Board of Advisors.

On August 18, 2021, we issued options to purchase 100,000 options at $1.875 to Dr. Jonathan Lakey in connection with his services as Chairman of the Board of Advisors.

On August 31, 2021, in connection with our convertible debenture offering, we issued options to purchase 3,648,334 shares of Common Stock  at $3.75 per share,  to the following individuals/entities: (i) Russ Karlen (1,306,667), (ii) Nommos Holdings, LLC, who is also a shareholder of the Company (950,000 shares), (iii) Left Handed Holdings, LLC, who is also a shareholder of the Company (950,000 shares), (iv) Vision Capital Holdings, LLC (100,000 shares); Cheryl Gutierrez (20,000 shares); Darryl Pryor (10,000 shares); Sewan Ward (25,000 shares); Paul Nicholson (20,000 shares); and Richard Schultze (266,667 shares).

On September 1, 2021, we issued options to purchase 50,000 shares at $1.875 per share to Dr. Jack Lewin in connection with his appointment to the Board of Advisors.

On September 1, 2021, we issued 75,000 options at $3.75 per share to Dr. Stanley Lewis in connection with his appointment to the Board of Advisors.

On September 1, 2021, we issued 25,000 options at $3.75 per share to Dr. Chitra Bhakta in connection with her appointment to the Board of Advisors.

On September 9, 2021, we issued options to purchase 40,000 shares at $1.875 to Suensik Han for services in preparing an investor deck for the Company. On September 13, we issued options to purchase 45,000 shares at a price of $1.875 to Darius Naigamwalla for his services on our Advisory Board (business affairs) and we issued him additional options to purchase 30,000 shares at $5 per share on November 4, 2021 for assistance in executive recruiting.

On November 22, 2021, Russ Karlen was issued options to purchase 693,000 shares at $3.75 per share as a finders fee in connection with our September 2021 private offering of shares.

On October 12, 2021, a Memorandum of Understanding was entered into between the Company, Hypereron Labs and Evolutionary Analytics, LLC, a major shareholder of the Company, providing for the provision of AI technical services over a period of 12 months in exchange for the payment of $30,000 per month in cash (of which $15,000 is payable to Evolutionary Analytics) and $44,500 of our Common Stock at a price of $3.75 per share per month, or a total of 142,400 shares over the term of the agreement.

On October 26, 2021, we issued 50,000 options at $5.00 to Wade Jost in connection with his appointment to the Board of Advisors.

On November 1, 2021, in connection with her appointment as Chief Marketing Officer, Preetaman Wadwa was granted options to purchase 300,000 shares of common stock at $5 per share, and was also granted a stock award of 50,000 shares vesting on January 1, 2022.

On November 9, 2021, Michael Manahan was granted options to purchase 4,800 shares at $5 per share in connection with his consulting agreement for financial accounting and other consulting services.

On December 13, 2021, in connection with his appointment as Chief Administrative Officer, Gerald Sokol, Jr. was granted options to purchase 20,000 shares at $2 per share.

In December 2021, the Company executed two option agreements with Patrick Lilley, the CEO of Liquid Biosciences. In accordance with the above-mentioned January 2021 agreement, he was granted options to purchase 100,000 shares of common stock at $.05 per share in connection with his appointment to the Board of Advisors as of June 29, 2021, and received another option grant of 100,000 shares at $1.875 per share on December 15, 2021 in connection with his assistance with our drug development technology.  On December 28, 2021, we issued options to purchase 50,000 shares of Common Stock at a price of $5.00 per share to Letitia Bernbaum, a registered investment advisor, for consulting on business development, financings and executive recruiting.

Equity Incentive Plan

On March 31, 2021, the Board of Directors proposed the adoption of the 2021 Equity Incentive Plan (the “Plan”) under which options, including incentive stock options, restricted stock, or restricted stock units may be issued to employees, directors, officers or consultants. The Plan was approved by shareholders at the Annual Meeting held on June 7, 2021.

A total of 4,000,000 shares of Common Stock have been reserved under the Plan. In August, 2021, the Company issued 1,600,000 options to purchase shares of Common Stock at $3.75 per share under the Plan to its technical and scientific staff, including 300,000 options to each of Ian Jenkins and Jayson Uffens.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets forth the voting securities beneficially owned by (1) any individual director or officer who beneficially owns more than 5% of any class of our capital stock, (2) all executive officers and directors as a group and (3) any other holder who beneficially owns more than 10% of any class of our capital stock.

Title of class	Name and address of beneficial owner (1)	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class fully diluted	Percent of voting power (2)
Common Stock	Jayson Uffens	3,000,000	300,000(3)	9.0%	2.0%
Common Stock	Ian Jenkins	3,000,000	300,000(3)	9.0%	2.0%
Common Stock	Sakura Tran	5,638,667(4)		15.3%	35.8%
Common Stock	Gerry Martin	6,508,977 (5)		17.7%	44.3%
Common Stock	All officers and directors as a group (6 persons)	15,513,777	604,800(3)	42.1%	62.5%
Series A Convertible Preferred Stock	Sakura Tran	281,933.35		38.8%	38.8%
Series A Convertible Preferred Stock	Gerry Martin	371,250		44.7%	44.7%
Series A Convertible Preferred Stock	All officers and directors as a group (6 persons)	491,250		62.2%	62.2%

(1) The address of each beneficial owner is 2030 Main Street, Suite 660, Irvine California 92614.

(2) The column “Percent of Class” includes a calculation of the amount the person owns now, plus the amount that person is entitled to acquire. That amount is then shown as a percentage of the outstanding amount of securities in that class if no other people exercised their rights to acquire those securities. The result is a calculation of the maximum amount that person could ever own based on their current and acquirable ownership, which is why the amounts in this column will not add up to 100%.

(3) Includes options to purchase 300,000 shares of Common Stock at $3.75 per share.

(4) Sakura Tran beneficially owns these shares through Evolutionary Analytics, LLC a limited liability company of which she is the sole member.

(5) Gerry Martin beneficially owns 5,132,311 of these shares by virtue of his position as Trustee of the Copazaul Capital Trust.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Related Party Transaction Policy

Our Board of Directors recognizes that certain transactions present a heightened risk of conflicts of interest or the perception thereof. The Board of Directors has adopted a policy to ensure that all transactions between the Company and any officer or director for amounts in the aggregate over $5,000 in any single transaction or $30,000 annually, shall be subject to approval of the Board of Directors.

Relationship between the Company and GATC Naturals Corp.

GATC Naturals and the Company have the same President, Chief Financial Officer, Science and Technology officers, and two of the same three directors. Certain aspects of MAT were developed by an unaffiliated company, Frélii Inc. and assigned to GATC Naturals on July 7, 2019. On July 24, 2020 GATC Naturals transferred these intellectual property rights to us in exchange for 1,000,000 shares of our Common Stock. We have has relicensed MAT to GATC Naturals with respect to its use for CBD-related therapies, in exchange for a license fee equal to 80% of GATC Naturals’ gross revenues. We loaned $8,000 to GATC Naturals in 2020 and an additional $107,000 in the nine months ended September 30, 2021. GATC Rx, our subsidiary, loaned $72,000 to GATC Naturals during June to October 2020. As of December 31, 2020 and September 30, 2021, GATC Naturals owes us and GTAC Rx a total of $79,800 and $186,800, respectively. The loans bear no interest and are payable on demand.

Relationship between US and GATC DB Care Corp

We and GATC DB Care Corp have the same President, Chief Financial Officer, Science and Technology officers, and two of the three directors.  On March 23, 2021, we licensed MAT to GATC DB Care Corp, in exchange for a 7% royalty on net sales, with respect to the diabetes genetic testing and the development of therapies with respect thereto. On April 14, 2021 we loaned $100 to GATC DB Care Corp to enable that company to open a bank account.

Relationship between Us and ONIT Sciences, Inc.

The president of ONIT Sciences, Inc. (“ONIT”) is one of our directors, and two of our three directors are also directors of ONIT. Until August 1, 2021, we subleased approximately 2,500 square feet of office space on a month-to-month basis from ONIT.  We paid ONIT $10,500 per month to sublease the office space. We also reimbursed ONIT for health insurance premiums of approximately $4,500 per month paid by ONIT on behalf of certain of our consultants.

Relationship between Us and Frélii, Inc.

The foundations of MAT were developed by an unaffiliated company, Frélii, Inc. (“Frélii”).  On July 24, 2020, Frélii transferred the patent rights for MAT to us pursuant to an assignment agreement.  Under this agreement, we are is required to pay Frélii a 3% royalty on net sales. Our Chief Technology Officer is the former chief executive officer of Frélii  and owns 16% of Frélii’s common stock.

Other Relationships

We have entered into a consulting agreement effective April 1, 2021 with a stockholder and director, Gerry Martin, pursuant to which Mr. Martin will seek candidates for strategic equity partners, acquisitions, joint ventures or executive recruiting, and business development. Mr. Martin will be paid $1,200 per month in cash as well as a 3% success fee on any transaction originated by him. He is a licensed California real estate broker and as such is licensed to receive commissions on business acquisitions.

Evolutionary Analytics, LLC, (“Evolutionary Analytics”) which beneficially owns 15.3% of our Common Stock, is a party to a consulting agreement pursuant to which it is entitled to $15,000 per month commencing on September 1, 2020. Of that amount, $10,000 per month was accrued and had been deferred until such time as we had raised at least $2 million in debt or equity financing.  The consulting agreement is at will. As of December 31, 2020 we owed Evolutionary Analytics $105,000, which was be paid out of the proceeds of our Convertible Debenture offering. We also pay Evolutionary Analytics $15,000 per month from October 2021 to September 2022 in connection with the AI services agreement with Hypereron, Inc.

On June 4, 2021, our shareholders approved an amendment to the Articles of Incorporation authorizing us to issue Series A Convertible Preferred Stock. This security is convertible into twenty shares of Common Stock but entitles the holder to 200 votes per share. All shareholders were given the opportunity to convert their common shares into

Series A Convertible Preferred Stock. Together with a non-executive shareholder holding 3,000,000 shares of Common Stock who converted into 600,000 shares of Series A Convertible Preferred Stock, executives Stroh, Moses and Locke, and director Gerry Martin respectively elected to convert their 200,000, 500,000, 500,000 and 4,000,000 shares of Common Stock into 20,000, 50,000, 50,000 and 400,000 shares of Series A Convertible Preferred Stock.

SECURITIES BEING OFFERED

We are offering our Common Stock to investors in this offering.

The following description summarizes important terms of our capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of the Amended and Restated Certificate of Incorporation and its Bylaws, copies of which have been filed as Exhibits to the Offering Statement of which this Offering Circular is a part. For a complete description of our capital stock, you should refer to its Amended and Restated Certificate of Incorporation, Bylaws, and applicable provisions of the Wyoming General Corporation Law.

GATC Health Corp’s authorized capital stock consists of 100,000,000 shares of Common Stock, $0.0001 par value per share, and 10,000,000 shares of Preferred Stock, $0.0001 par value per share, including up to 1,500,000 shares of Series A Convertible Preferred Stock.

As of the date of this Offering Circular, and after giving effect to the Stock Split, the outstanding shares of the Company are 22,260,477 outstanding shares of Common Stock and 727,382.2 outstanding shares of Series A Convertible Preferred Stock; no other shares of Preferred Stock are outstanding.

Common Stock

Voting:  One vote per share of Common Stock on all matters submitted to a vote of stockholders

Dividends:  Subject to the preferential rights of holders of any other class or series of our stock, holders of shares of our Common Stock are entitled to receive dividends and other distributions on such shares if, as and when authorized by our Board of Directors out of funds legally available therefor. The Company does not expect to pay dividends for the foreseeable future.

Special Rights:  Shares of our Common Stock generally have no preemptive, appraisal, preferential exchange, conversion, sinking fund or redemption rights and are freely transferable, except where their transfer is restricted by federal and state securities laws, by contract or by the restrictions in our Amended and Restated Articles of Incorporation.

Liquidation/Winding Up:  In the event of our liquidation, dissolution or winding up, each share of our Common Stock would be entitled to share ratably in all of our assets that are legally available for distribution after payment of or adequate provision for all of our known debts and other liabilities and subject to any preferential rights of holders of our preferred stock, if any preferred stock is outstanding at such time, and our Amended and Restated Articles of Incorporation restrictions on the transfer and ownership of our stock.

Wyoming Law:  Under Wyoming law, a Wyoming corporation generally cannot dissolve, amend its Articles of Incorporation, merge, consolidate, sell all or substantially all of its assets or engage in a statutory share exchange unless declared advisable by its Board of Directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of all of the votes entitled to be cast on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation’s Amended and Restated Articles of Incorporation. Our Amended and Restated Articles of Incorporation provides for approval of any of these matters by the affirmative vote of stockholders entitled to cast a majority of all the votes entitled to be cast on such matters. Wyoming law also permits a Wyoming corporation to transfer all or substantially all of its assets without the approval of the stockholders of the corporation to an entity if all of the equity interests of the entity are owned, directly or indirectly, by the corporation.

Restrictions on Transfer:  The Board of Directors may restrict the transfer of any of our Common Stock or any other securities which we may now or hereafter authorize to issue by giving us or any stockholder “first right of refusal to purchase” the stock, by making the stock redeemable or by restricting the transfer of the stock under such terms and in such manner as the directors may deem necessary and as are not inconsistent with the laws of the State of Wyoming. Any stock so restricted must carry a conspicuous legend noting the restriction and the place where such restriction may be found in the records of the Corporation.

Preferred Stock

Our Amended and Restated Articles of Incorporation authorizes our Board of Directors to classify any unissued shares of Preferred Stock into one or more classes or series of Preferred Stock. Prior to the issuance of shares of each class or series, our Board of Directors is required by Wyoming law and by our Amended and Restated Articles of Incorporation to set, subject to the provisions of our Amended and Restated Articles of Incorporation regarding the restrictions on ownership and transfer of our stock, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption of each such class or series. As a result, our Board of Directors could authorize the issuance of shares of preferred stock that have priority over shares of our Common Stock with respect to dividends or other distributions or rights upon liquidation or with other terms and conditions that could have the effect of delaying, deferring or preventing a transaction or a change of control of our Company that might involve a premium price for holders of our Common Stock or that our Common Stockholders otherwise believe to be in their best interests.

Restrictions on Transfer: The Board of Directors may restrict the transfer of any of our Preferred Stock or any other securities which we may now or hereafter authorize to issue by giving us or any stockholder “first right of refusal to purchase” the stock, by making the stock redeemable or by restricting the transfer of the stock under such terms and in such manner as the directors may deem necessary and as are not inconsistent with the laws of the State of Wyoming. Any stock so restricted must carry a conspicuous legend noting the restriction and the place where such restriction may be found in the records of the Corporation.

Series A Convertible Preferred Stock

As of the date of this Offering Circular, 727,382.2 of the authorized 1,500,000 shares of Series A Convertible Preferred Stock are outstanding and we have no present plans to issue any additional shares of Preferred Stock. Holders of the Series A Convertible Preferred Stock have the same dividend and liquidation rights as the Common Stock on an as-converted basis.

Conversion and Voting:  Each share of Series A Convertible Preferred Stock is convertible into twenty shares of Common Stock and entitles the holder to 200 votes per share.

Class A and Class B Warrants

We have authorized the issuance of up to 2,000,000 Class A Warrants and Class B Warrants in connection with an ongoing private offering to accredited investors. Each Class A Warrant will be exercisable until December 31, 2023 at a price of $5 per share; the Class B Warrants will be exercisable until December 31, 2023 at a price of $10.00 per share. Warrant holders will be entitled to piggyback registration rights with respect to the Common Stock underlying the Warrants. Such registration rights are subject to limitation if the underlying registration statement is being filed in connection with an underwriting by a registered broker-dealer and such broker dealer requires that some or all of the persons who have piggyback registration rights proportionately are subject to limitations on registration. Furthermore, no holder of Warrants shall be allowed to exercise such Warrants to the extent that such exercise would result in the holder’s ownership of more than 5% of our outstanding Common Stock after giving effect to such conversion. No fractional shares will be issued upon exercise of the Warrants. If, upon exercise of the Warrants, a Holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number of shares of Common Stock to be issued. At our option, we may cause not less than all of the outstanding Warrants to be redeemed, at any time while they are exercisable and prior to their expiration, upon thirty (30) days’ written notice by first class mail to the address of the registered holder, at the price of $0.01 per Warrant (the “Redemption Price”), provided that we have filed a registration statement covering the Warrants. On and after the Redemption Date, the record holder of the Warrants shall have no further rights except to receive, upon surrender of the Warrants, the Redemption Price.

Change of Control Provisions

Wyoming law and the Company’s Articles of Incorporation contain provisions restricting the ability of an outside party to effect a change in control of the Company. These include control share acquisition provisions in Wyoming law, our classified Board of Directors, the ownership by certain shareholders of super-voting Series A Convertible Preferred Stock, and our ability to issue preferred shares without shareholder approval. See “Risk Factors -- The ability of stockholders to control our policies and effect a change of control of our Company is limited by certain provisions of our Articles of Incorporation and bylaws and by Wyoming law”.

ONGOING REPORTING AND SUPPLEMENTS TO THIS OFFERING CIRCULAR

We will be required to make annual and semi-annual filings with the SEC. We will make annual filings on Form 1-K, which will be due by the end of April each year and will include audited financial statements for the previous fiscal year. We will make semi-annual filings on Form 1-SA, which will be due by September 28 each year, which will include unaudited financial statements for the six months to June 30. We have filed the report on Form 1-SA for the six months ended June 30, 2021. We will also file a Form 1-U to announce important events such as the loss of a senior officer, a change in auditors, or certain types of capital-raising. We will be required to keep making these reports unless we file a Form 1-Z to exit the reporting system, which we will only be able to do if we have less than 300 stockholders of record and have filed at least one Form 1-K.

At least every 12 months, we will file a post-qualification amendment to the Offering Statement of which this Offering Circular forms a part, to include our recent financial statements.  We may supplement the information in this Offering Circular by filing a Supplement with the SEC.

All these filings will be available on the SEC’s EDGAR filing system. You should read all the available information before investing.

Relaxed Ongoing Reporting Requirements

If we become a public reporting company in the future, we will be required to publicly report on an ongoing basis as an “emerging growth company” (as defined in the Jumpstart Our Business Startups Act of 2012, which we refer to herein as the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an “emerging growth company,” we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not “emerging growth companies,” including but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	taking advantage of extensions of time to comply with certain new or revised financial accounting standards;

●	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

●	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

If we become a public reporting company in the future, we expect to take advantage of these reporting exemptions until it is no longer an emerging growth company. We would remain an “emerging growth company” for up to five years, although if the market value of our Common Stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time, we would cease to be an “emerging growth company” as of the following December 31.

If we do not become a public reporting company under the Exchange Act for any reason, we will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for “emerging growth companies” under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semi-annual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer’s fiscal year, and semi-annual reports are due within 90 calendar days after the end of the first six months of the issuer’s fiscal year.

In either case, we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not “emerging growth companies,” and its stockholders could receive less information than they might expect to receive from more mature public companies.

GATC HEALTH CORP AND SUBSIDIARY

Consolidated Financial Statements

As and for the Period May 16, 2020 (Inception) to December 31, 2020

Audited Financial Statements

Independent Auditors' Report

F-2

Consolidated Balance Sheet as of December 31, 2020

F-4

Consolidated Statement of Operations as and for the Period May 16, 2020

(Inception) to December 31, 2020

F-5

 Consolidated Statement of Changes in Stockholders’ Equity Period  May 16, 2020

(Inception) to December 31, 2020

F-6

 Consolidated Statement of Cash Flows as and for the Period May 16, 2020

(Inception) to December 31, 2020

F-7

Notes to Consolidated Financial Statements

F-8

Unaudited Financial Statements

Consolidated Unaudited Balance Sheet as of September 30, 2021

F-15

Consolidated Unaudited Statements of Operations for the Nine Months Ended

September 30, 2021 and May 16, 2020 (Inception) to September 30, 2020

F-16

Consolidated Unaudited Statement of Changes in Stockholders’ Equity for the Nine Months

Ended September 30, 2021

F-17

Consolidated Unaudited Statements of Cash Flows for the Nine Months Ended

September 30, 2021 and May 16, 2020 (Inception) to September 30, 2020

F-18

Notes to Unaudited Consolidated Financial Statements

F-19

INDEPENDENT AUDITOR'S REPORT

January 9, 2022

To: Board of Directors, GATC HEALTH CORPORATION

Re: 2020(YE) Consolidated Financial Statement Audit

We have audited the accompanying consolidated financial statements of GATC HEALTH CORPORATION (a corporation organized in Wyoming) and its subsidiary (collectively, the “Company”), which comprise the consolidated balance sheet as of December 31, 2020, and the related consolidated statements of operations, changes in stockholders’ equity/deficit, and cash flows for the inception period of May 16, 2020 through December 31, 2020, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company’s financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.  We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the consolidated results of its operations, changes in stockholders’ equity/deficit and cash flows for the inception period of May 16, 2020 through December 31, 2020 in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the Notes to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC

Aurora, CO

May 25, 2021, except as to Note 1, for which the date is January 9, 2022

GATC HEALTH CORP AND SUBSIDIARY
Consolidated Balance Sheet
See accompanying Independent Auditors’s Report and Notes to the Financial Statements
As of December 31, 2020
December 31,
2020

ASSETS
Current Assets
Cash and cash equivalents	$18,374
Accounts receivable	12,000
Other current assets	140,611
Total Current Assets	170,985

Property and equipment, net	44,481
Intangible assets, net	108,713
Deferred offering costs	25,000
Total Assets	$349,179

LIABILTITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current Liabilities
Accounts Payable	83,383
Accounts payable - related parties	123,000
Other current liabilities	9,301
Total Current Liabilities	215,684

Long-term liabilities:
Long-term convertible notes payable, less unamortized debt issuance costs of $212,971	463,279
Total long-term liabilities	463,279
Total Liabilities	678,963

STOCKHOLDERS' EQUITY

Common stock, $.0001 par value, 100,000,000 shares authorized;
18,960,000 shares issued and outstanding	1,896
Additional paid in capital	878,799
Accumulated deficit	(1,210,479)
GATC Health stockholders' equity (deficit)	(329,784)
Noncontrolling interest stockholders' equity	51,140
Total Liabilities and Stockholders' Equity (deficit)	$349,179

GATC HEALTH CORP AND SUBSIDIARY
Consolidated Statement of Operations
See accompanying Independent Auditors’s Report and Notes to the Financial Statements For the Period May 12, 2020 (Inception) to December 31, 2020

For the Period
May 16, 2020
(Inception) to
December 31,
2020

Net revenues	$12,000

Gross Profit	12,000

Operating expenses:
Research and development	63,500
Marketing expenses	6,736
Compensation expense	819,768
General and administrative	302,864
Total operating expenses	1,192,868
Loss from operations	(1,180,868)

Other expense:
Interest expense	9,301
Interest expense - original issuance costs	20,310
Total other expense	29,611

Loss before income taxes	(1,210,479)
Income taxes	--

Net loss	$(1,210,479)
Net loss attributed to noncontrolling interests	(142,157)
Net loss attributed to GATC Health shareholders	(1,068,322)

Net loss per share, basic and diluted	$(0.07)

Weighted average number of shares outstanding
Basic and diluted	11,624,939

GATC HEALTH CORP AND SUBSIDIARY
Statement of Changes in Stockholders' Equity
For the Period May 21, 2020 (Inception) to December 31, 2020
See accompanying Independent Auditors’s Report and Notes to the Financial Statements For the Period May 12, 2020 (Inception) to December 31, 2020

	Common Stock		Additional	Accumulated
	Shares	Amount	Paid in Capital	Deficit	Total
Inception (May 16, 2020)	--	$--	$--	$--	$--
Issuance of common stock to founders	17,800,000	1,780	39,683	--	41,463
Issuance of common stock by subsidiary	--	--	150,000	--	150,000
Net income	--	--	--	(69,723)	(69,723)
Balance as of June 30, 2020	17,800,000	$1,780	$189,683	$(69,723)	$121,740

Issuance of common stock for intangibles	1,000,000	100	(50)	--	50
Issuance of common stock for services	40,000	4	101,996	--	102,000
Issuance of common stock by subsidiary	--	--	350,000	--	350,000
Issuance of options for services	--	--	12,182	--	12,182
Net loss	--	--	--	(452,567)	(452,567)
Balance as of September 30, 2020	18,840,000	$1,884	$653,811	$(522,290)	$133,405

Issuance of common stock for services	120,000	12	224,988	--	225,000
Net loss	--	--	--	(688,189)	(688,189)
Balances, December 31, 2020	18,960,000	$1,896	$878,799	$(1,210,479)	$(329,784)

	F-6

GATC HEALTH CORP AND SUBSIDIARY
Consolidated Statement of Cash Flows
See accompanying Independent Auditors’s Report and Notes to the Financial Statements For the Period May 12, 2020 (Inception) to December 31, 2020

For the Period
May 16, 2020
(Inception) to
December 31,
2020

Cash flows from operating activities:
Net loss	$(1,210,479)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	3,227
Amortization expense	825
Options issued for services	12,182
Stock issued for services	327,000
Accretion of original issuance costs	20,310
Changes in operating assets and liabilities:
Accounts receivable	(12,000)
Other current assets	(140,611)
Accounts payable and accrued liabilities	83,383
Accounts payable - related parties	123,000
Other current liabilities	9,301
Net cash used in operating activities	(783,862)

Cash flows from investing activities:
Purchase of property and equipment	(7,245)
Purchase of intangible assets	(108,488)
Net cash used in investing activities	(115,733)

Cash flows from finacing activities:
Proceeds from long-term convertible notes, net of issuance costs	442,969
Deferred offering costs	(25,000)
Common stock issued for cash in subsidiary	500,000
Net cash provided by financing activities	917,969

Net increase in cash	18,374

Cash at beginning of period	--
Cash at end of period	$18,374

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	$--
Income taxes	$--

Non-cash investing and financing activities:
Issuance of common stock issued to founders for property and equipment	$40,463
Issuance of common stock issued to founders for technology rights	$1,050

GATC HEALTH CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEE ACCOMPANYING INDEPENDENT AUDITOR’S REPORT

FOR THE PERIOD INCEPTION (MAY 16, 2021) TO DECEMBER 31, 2020

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

The Company

GATC Health Corp., a Wyoming corporation incorporated on May 16, 2020, is engaged in the business of providing products and services for the gathering of human genome DNA, sequencing, and processing that sequence through artificial intelligence. The Company has one majority-owned subsidiary, GATC Rx Corp; the parent is currently seeking to acquire the 36.6% of minority interests in exchange for its common stock.  Collectively, GATC Health Corp. and GATC Rx Corp. are referred to as the “Company”.

Since inception, the Company relied on external fund raising to fund its business.  The Company has an accumulated deficit in earnings since inception. These matters raise substantial concern about the Company’s ability to continue as a going concern once funds raised from investors have been exhausted.  These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

Summary of Significant Accounting Policies

Reclassification

Certain items have been reclassified in the December 31, 2020 balance sheet to conform with the presentation for the nine months ended September 30, 2021, and also to classify certain items. The principal items are as follows:

$268,000 of software development costs were capitalized; the revised amount is $107,633, with the balance of such costs being expensed.

$32,500 of accounting and legal costs were classified as deferred offering costs; $7,500 of such costs were expensed as not directly related to the Company’s Regulation A Offering.

Our Mandatorily Convertible Debentures were classified as a separate equity line item, and have been classified as long term debt, net of issuance costs.

These reclassifications and other revisions increased the Company’s net loss for the period to increase from $1,062,083 to $1,210,479, and reduced GATC Health stockholders’ equity from $237,864 to $(329,784).

Basis of Presentation

The consolidated financial statements include the accounts of GATC Health Corp. and its majority-owned subsidiary. Non-controlling interests in net income or losses, and net equity are reported in amounts that reflect the non-controlling party(s) percentage ownership in the subsidiary. The effect of intercompany balances and transactions has been eliminated.

Revenue Recognition

The Company adopted ASC 606, Revenue from Contracts with Customers, as of January 1, 2019 (the “transition date”) using the full retrospective method. There was no transition adjustment recorded upon the adoption of ASC 606.  Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Cash and Cash Equivalents

We consider all highly liquid investments with maturities of three months or less to be cash equivalents. As of December 31, 2020, the Company had $18,374 in cash and cash equivalents. The Company does maintain cash balances in banking institutions in excess of federally insured amounts and therefore is exposed to the related potential credit risk associated with such cash deposits.

Income tax

We are subject to income taxes in the United States and the State of California. Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes. In accordance with FASB ASC Topic 740, “Income Taxes,” we provide for the recognition of deferred tax assets if realization of such assets is more likely than not.

Estimates

The preparation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of net sales and expenses during the reported periods. Actual results may differ from those estimates and such differences may be material to the financial statements. The more significant estimates and assumptions by management include among others, the fair value of shares of common stock issued for services. The current economic environment has increased the degree of uncertainty inherent in these estimates and assumptions.

Fair Value Measurements

Fair value measurements are determined using authoritative guidance issued by the FASB, with the exception of the application of the guidance to non-recurring, non-financial assets and liabilities as permitted. Fair value is defined in the authoritative guidance as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A fair value hierarchy was established, which prioritizes the inputs used in measuring fair value into three broad levels as follows:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Inputs, other than the quoted prices in active markets, are observable either directly or indirectly.

Level 3—Unobservable inputs based on the Company's assumptions.

The Company is required to use observable market data if available without undue cost and effort.

The Company’s financial instruments include accounts payable. Management has estimated that the carrying amounts approximate their fair value due to the short-term nature.

Loss Per Share

Earnings (loss) per share is calculated in accordance with ASC Topic 260, “Earnings Per Share.” Basic loss per share has been computed using the weighted average number of common shares outstanding and issuable during the period. Diluted loss per share is computed based on the weighted average number of common shares and all common equivalent shares outstanding during the period in which they are dilutive. For the period May 16, 2020 (Inception) to December 31, 2020, the weighted average common shares outstanding was 11,624,939. There were no potentially dilutive shares as of any period presented because the Company had no net profit.

Stock-Based Compensation

Pursuant to its 2021 Equity Incentive Plan, the Company may issue stock instruments, including shares of its common stock, restricted stock units (RSUs), stock options, and warrants to purchase shares of its common stock to employees and non-employees in non-capital raising transactions for services and for financing costs. The Company accounts for stock option awards issued and vesting to employees in accordance with authorization guidance of the FASB whereas the value of stock-based compensation is measured at the grant date, based on the fair value of the award, and is recognized as expense over the requisite service period. Options to purchase shares of the Company’s common stock vest and expire according to the terms established at the grant date.

The Company accounts for stock options and warrant grants issued and vesting to non- employees in accordance with the authoritative guidance of the FASB whereas the value of the stock compensation is based upon the measurement date as determined at either (a) the date at which a performance commitment is reached, or (b) at the date at which the necessary performance to earn the equity instruments is complete. As of the periods presented, there were no awards issued under the 2021 Equity Incentive Plan.

Advertising costs

Advertising costs of $6,736 were incurred from May 16, 2020 (inception) to December 31, 2020.

Property and Equipment

Furniture and Equipment is stated at cost, or for furniture and equipment contributed to the Company upon incorporation, upon the fair market value of such furniture and equipment. Upon incorporation of the Company, the founders contributed artwork with a fair market value of $27,540 and furniture and office equipment with a fair market value of $11,415. The artwork is displayed at the Company’s principal executive offices. The cost of additions and substantial improvements to property, plant and equipment is capitalized. The cost of maintenance and repairs of property, plant and equipment is charged to operating expenses. Property, plant and equipment is depreciated using straight-line methods over their estimated economic lives. Purchases of equipment with a value of less than $500 are expensed.

Capitalized Software Development Costs

In accordance with ASC 350-40 “Internal-Use Software” and ASC 350-985 “Software” the Company expenses costs as they are incurred until technological feasibility has been established,at and after which time those costs are capitalized until the product is available for general release to customers. Costs incurred to enhance our software products, after general market release of the services using the products, is expensed in the period they are incurred. The periodic expense for the amortization of previously capitalized software development costs is included in costs of services provided.

Deferred offering costs

In accordance with Staff Accounting Bulletin 5.A, offering costs being incurred in connection with the Company’s proposed public offering under Regulation A are deferred and are reflected as other assets in the accompanying consolidated balances sheets. Such costs will be deducted from the net proceeds of the offering if it is successful; if not, such costs will be expensed.

Recent Accounting Pronouncements

In June 2018, the FASB issued ASU No. 2018-07, Compensation-Stock Compensation (Topic 718): Improvements to Non-employee Share-Based Payment Accounting, which simplifies the accounting for share-based payments to non-employees by aligning it with the accounting for share-based payments to employees, with specified exceptions. This standard is effective for the Company beginning in the first quarter of 2020, and early adoption is permitted. The implementation of ASU 2018-07 did not have a material effect on the Company’s financial statements or disclosures.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement, which modifies the disclosure requirements of fair value measurements. This standard is effective for the Company in the first quarter of 2020, and early adoption is permitted. The implementation of ASU 2018-13 did not have a material effect on the Company's financial statements or disclosures.

In August 2020, the FASB issued ASU No. 2020-06, Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging Contracts in Entity s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity s Own Equity. ASU 2020-06 will simplify the accounting for convertible instruments by reducing the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. Convertible instruments that continue to be subject to separation models are (1) those with embedded conversion features that are not clearly and closely related to the host contract, that meet the definition of a derivative, and that do not qualify for a scope exception from derivative accounting and (2) convertible debt instruments issued with substantial premiums for which the premiums are recorded as paid-in capital. ASU 2020-06 also amends the guidance for the derivatives scope exception for contracts in an entity’s own equity to reduce form-over-substance-based accounting conclusions. ASU 2020-06 will be effective for public companies for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The implementation of ASU 2018-13 did not have a material effect on the Company's financial statements or disclosures.

In August 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2018-15, Intangibles Goodwill and Other Internal Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract. The amendments in this update align the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. ASU 2018-15 is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted. The adoption of this guidance will not have a material impact on the Company’s Financial Statements and related disclosures.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments which was subsequently amended in November 2018 through ASU 2018-19, Codification Improvements to Topic 326, Financial Instruments Credit Losses. ASU 2016-13 requires entities to estimate all expected credit losses for financial assets measured at amortized cost basis, including trade receivables, held at the reporting date based on historical experience, current conditions and reasonable and supportable forecasts. The adoption of this new guidance will not have a material impact on the Company's Financial Statements and related disclosures. The balance for allowance for uncollectable accounts was $0 for all periods presented.

Other recent accounting pronouncements issued by the FASB, including its Emerging Issues Task Force, the American Institute of Certified Public Accountants, and the Securities and Exchange Commission did not or is not believed by management to have a material impact on the Company's present or future consolidated financial statements.

NOTE 2 - GOING CONCERN

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America, which contemplate continuation of the Company as a going concern. However, the Company is still in development stage and has not yet been successful in establishing profitable operations. The Company has incurred net losses of $1,210,479 for the period May 16, 2020 (inception) to December 31, 2020. The Company has generated limited revenues to date. These factors create substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

The Company's management plans to continue as a going concern revolves around its ability to achieve, as well as raise necessary capital to pay ongoing general and administrative expenses of the Company. The ability of the Company to continue as a going concern is dependent on securing additional sources of capital and the success of the Company's plan. There is no assurance that the Company will be successful in raising the additional capital or in achieving profitable operations.

NOTE 3 - STOCKHOLDERS' EQUITY

The Company has authorized 100,000,000 shares of common stock, $.0001 par value, of which 13,580,000 shares are outstanding as of December 31, 2020.

The Company issued 13,000,000 shares upon incorporation for furniture and artwork valued at $11,415 and $27,540, respectively, and intellectual property valued at the par value of the stock issued of $50.

At an annual shareholders meeting held in 2021, the shareholders approved an amendment to the Articles of Incorporation which (a) authorizes the issuance of up to 10,000,000 shares of preferred stock, $0.0001 par value, which may be issued with such rights, preferences and designation and to be issued in such series as determined by the Board of Directors; (b) provides for the issuance of up to 800,000 shares of Series A Convertible Preferred Stock, each share of which is convertible into 10 shares of Common Stock and has 100 votes per share; and provides for a classified board of directors.

NOTE 4 - CONVERTIBLE DEBENTURES

Through December 31, 2020, the Company has offered and sold an aggregate of $686,250 of its 8% Convertible Debentures. The Debentures are mandatorily convertible into shares of Common Stock, together with accrued interest at 8% per annum, at the lesser of $3.75 per share or at a 25% discount to the price at which the Company effects a public offering under Regulation A (see below), at the earliest to occur of (a) three years after issuance of each particular Debenture, or (b) at such time as the Company raises no less than $1 million in any offering (including the above- referenced Regulation A offering) subsequent to the offering of the Debentures. Any holder of Debentures may also, at any time, convert Debentures in whole or in part into common stock at such conversion rate. Because the Debentures are mandatorily convertible into Common Stock, the Company has classified them as equity in the accompanying balance sheets.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company owns certain intellectual property, including a patent application and trade secrets, and patents in development, for its Multiomic Advanced Technology ™ (“MAT”). MAT sequences an individual’s DNA, reading the entire genome and analyzing the full data set of “omics,” including genomics, proteomics, and microbiomics, using artificial intelligence. Certain aspects of MAT were developed by an unaffiliated company, Frelii, Inc. and assigned to GATC Naturals Corp, a company under common control with the Company, on July 7, 2019. Canna transferred these intellectual property rights to the Company on July 24, 2020 in exchange for 500,000 shares of Company common stock. The Company has relicensed MAT to Canna with respect to its use for CBD-related therapies, in exchange for a license fee equal to 80% of Canna’s gross revenues.

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The Company has loaned funds to GATC Canna as of December 31, 2020.  GATC Canna owed the Company $104,700. The loans bear no interest and are payable on demand.

The Company subleases office space on a month-to-month basis in a modern office building from ONIT Sciences, Inc., a company under common control with the Company, and also reimburses ONIT for health insurance premiums of approximately $4,500 per month paid by ONIT on behalf of Company consultants. The total monthly payments to ONIT for the sublease and the health insurance is $15,000 per month. The lease rate per square foot is believed to be equivalent to the rate the Company would be required to pay to an unrelated party.

NOTE 6 – INCOME TAXES

The Company did not provide for any Federal or state income tax expense during the period ended December 31, 2020 as a result of the availability of net operating loss carryforwards. As of December 31, 2020, the Company had provided a 100% valuation allowance with respect to such Federal and state net operating loss carryforwards, as it cannot determine that it is more likely than not that it will be able to realize such deferred tax assets. This valuation allowance represents the difference in the Company’s effective income tax of 0% and the Federal statutory income tax rate of 21% for the periods ended December 31, 2020.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) was enacted in the United States. The CARES Act provides numerous tax provisions and other stimulus measures, including temporary changes regarding the prior and future utilization of net operating losses, temporary suspension of certain payment requirements for the employer portion of Social Security taxes, technical corrections from prior tax legislation for tax depreciation of certain qualified improvement property, and the creation of certain refundable employee retention credits. The Company evaluated the provisions of the CARES Act and does not anticipate the associated impacts, if any, will have a material effect on the Company’s provision for income taxes for the year ended December 31, 2020.

NOTE 7 – SUBSEQUENT EVENTS

Reg A Securities Offering

The Company is in the process of preparing for a securities offering exempt from registration under Regulation A.  The Company intends to offer up to 2,000,000 shares of Common Stock for an anticipated price of $9.00 per share.

Related Party Licensing Agreement

On March 23, 2021, the Company licensed MAT to a newly-formed corporation, GATC DB Care Corp. (“DB Care”), in exchange for a 7% royalty on net sales, with respect to the diabetes genetic testing and the development of therapies with respect thereto. DB Care management and its control shareholders are all officers and/or shareholders of the Company. The Company loaned $100 to DB Care to enable that company to open a bank account.

Minority Interest Acquisition

By resolution of its Board of Directors dated March 31, 2021, the Company agreed to issue 1,215,500 shares of common stock to acquire the minority interests in its GATC Rx subsidiary, via a merger between that subsidiary and a new subsidiary to be formed for that purpose. This merger is expected to be finalized by June 30, 2021 and is subject to the approval of a majority of the minority shareholders at a shareholder meeting to be convened for such purpose.

Management’s Evaluation

Management has evaluated subsequent events through January 9, 2022, the date the financial statements were available to be issued.  Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

GATC HEALTH CORP AND SUBSIDIARY
CONSOLIDATED BALANCE SHEET
September 30,
2021
(unaudited)
ASSETS
Current assets:
Cash	$4,269,466
Accounts receivable	2,067
Other current assets	218,290
Total current assets	4,489,823

Property and equipment, net	48,915
Intangible assets, net	201,819
Operating lease right-of-use assets, net	147,260
Deferred offering costs	130,065
Other assets	13,145
Total assets	$5,031,027

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$202,195
Accounts payable - related parties	124,604
Current portion of operating lease liabilities	81,110
Other current liabilities	4,721
Total current liabilities	412,630

Long-term liabilities:
Operating lease liabilities net of current portion	92,477
Total long-term liabilities	92,477
Total liabilities	505,107

Stockholders' equity
Preferred stock, $0.0001 par value, 10,000,000 shares authorized;
746,887 shares issued and outstanding	747
Common stock, $0.0001 par value, 100,000,000 shares authorized;
21,871,562 shares issued and outstanding
at September 30, 2021	2,188
Common stock receivable	(1,143,150)
Additional paid-in-capital	21,494,529
Accumulated deficit	(15,828,394)
GATC Health stockholders' equity	4,525,920
Noncontrolling interest stockholders' equity	--
Total liabilities and stockholders' equity	$5,031,027

See accompanying notes to unaudited consolidated financial statements

GATC HEALTH CORP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS

	Nine Months	From Inception (May 16, 2020)
	Ended September 30,	through December 31,
	2021	2020
	(unaudited)	(unaudited)

Net revenues	$2,430	$--

Gross Profit	2,430	--

Operating expenses:
Research and development	378,614	11,450
Marketing expenses	92,656	2,284
Compensation expense	9,869,822	401,342
General and administrative	1,035,136	106,800
Total operating expenses	11,376,228	521,876
Loss from operations	(11,373,798)	(521,876)

Other expense:
Interest expense	211,559	414
Interest expense - original issuance costs	3,032,558	--
Total other expense	3,244,117	414

Loss before income taxes	(14,617,915)	(522,290)
Income taxes	--	--

Net loss	$(14,617,915)	$(522,290)
Net loss attributed to noncontrolling interests	--	(130,078)
Net loss attributed to GATC Health shareholders	(14,617,915)	(392,212)

Net loss per share, basic and diluted	$(0.86)	$(0.06)

Weighted average number of shares outstanding
Basic and diluted	17,030,849	9,049,097

See accompanying notes to unaudited consolidated financial statements

GATC HEALTH CORP AND SUBSIDIARY
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
(unaudited)
	Preferred Stock		Common Stock		Additional Paid	Stock Subscription	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	in Capital	Receivable	Deficit	Equity (Deficit)
Balance as of January 1, 2021	-	$-	18,960,000	$1,896	$878,799	$-	$(1,210,479)	$(329,784)
Issuance of common stock for services	-	-	240,000	24	449,976	-	-	450,000
Net loss	-	-	-	-	-	-	(1,105,649)	(1,105,649)
Balance as of March 31, 2021	-	$-	19,200,000	$1,920	$1,328,775	$-	$(2,316,128)	$(985,433)

Issuance of common stock for services	-	-	330,320	33	676,167	-	-	676,200
Conversion of common stock for preferred stock	820,000	820	(8,200,000)	(820)	-	-	-	-
Issuance of options for services	-	-	-	-	708,601	-	-	708,601
Net loss	-	-	-	-	-	-	(2,460,593)	(2,460,593)
Balance as of June 30, 2021	820,000	$820	11,330,320	$1,133	$2,713,543	$-	$(4,776,721)	$(2,061,225)

Issuance of common stock for cash	-	-	183,948	19	279,623	-	-	279,642
Issuance of common stock for services	-	-	512,934	51	961,699	-	-	961,750
Conversion of preferred stock for common stock	(73,113)	(73)	1,462,266	146	(73)	-	-	-
Issuance of options for services	-	-	-	-	5,808,088	-	-	5,808,088
Common stock receivable	-	-	306,179	31	1,148,119	(1,143,150)		5,000
Conversion of convertible notes payable to common stock	-	-	5,644,915	564	10,583,651	-	-	10,584,215
Investment in subsidiary	-	-	2,431,000	244	(121)	-	-	123
Net loss	-	-	-	-	-	-	(11,051,673)	(11,051,673)
Balance as of September 30, 2021	746,887	$747	21,871,562	$2,188	$21,494,529	$(1,143,150)	$(15,828,394)	$4,525,920

See accompanying notes to unaudited consolidated financial statements

GATC HEALTH CORP AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

Nine Months		From Inception (May 16, 2020)
Ended September 30,		Through September 30,
2021		2020
(unaudited)		(unaudited)

Cash flows from operating activities:
Net loss	$(14,617,915)	$(522,290)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	9,127	674
Amortization expense	59,111	244
Stock issued for services	2,087,950	102,000
Options issued for services	6,516,689	--
Accretion of original issuance costs	3,259,958	12,182
Changes in operating assets and liabilities:
Accounts receivable	9,933	--
Other current assets	(77,679)	(142,994)
Other assets	(13,145)	0
Accounts payable	118,812	100,522
Accounts payable - related parties	1,604	0
Other current liabilities	21,747	10,414
Net cash used in operating activities	(2,623,808)	(439,248)

Cash flows from investing activities:
Purchase of property and equipment	(13,561)	(5,905)
Purchase of intangible assets	(152,094)	(18,450)
Net cash used in investing activities	(165,655)	(24,355)

Cash flows from financing activities:
Issuance of common stock for cash	279,642	--
Proceeds from long-term convertible notes	6,665,861	--
Stock subscription receivable	5,000	--
Deferred offering costs	(105,065)	(10,000)
Common Stock issued for cash in subsidiary	--	500,000
Net cash provided by financing activities	6,845,438	490,000

Net increase in cash	4,055,975	26,397

Cash at beginning of period	18,374	--
Cash at end of period	$4,074,349	$26,397

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	$--	$--
Income taxes	$--	$--

Non-cash investing and financing activities:
Conversion of common shares to preferred shares	747	--
Issuance of common stock converted from long-term convertible notes payable	10,584,215	--
Issuance of common stock issued to founders for property and equipment	--	40,463
Issuance of common stock issued to founders for technology rights	--	1,050

See accompanying notes to unaudited consolidated financial statements

GATC HEALTH CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE UNAUDITED NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

The Company

GATC Health Corp., a Wyoming corporation incorporated on May 16, 2020 (the “Company”), is engaged in the business of providing products and services for the gathering of human genome DNA, sequencing, and processing that sequence through artificial intelligence, and in developing a novel drug discovery platform utilizing artificial intelligence applied to the human genome.  The Company has one majority-owned subsidiary, GATC Rx Corp; in August 2021, the Company acquired the 36.6% of minority interests in GATC Rx in exchange for shares of its common stock.

Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of GATC Health Corp. and its majority-owned subsidiary. Non-controlling interests in net income or losses, and net equity are reported in amounts that reflect the non-controlling party(s) percentage ownership in the subsidiary. The effect of intercompany balances and transactions has been eliminated.

Reclassification

Certain items have been reclassified in the December 31, 2020 balance sheet to conform with the presentation for the nine months ended September 30, 2021, and also to classify certain items. The principal items are as follows:

$268,000 of software development costs were capitalized; the revised amount is $107,633, with the balance of such costs being expensed.

$32,500 of accounting and legal costs were classified as deferred offering costs; $7,500 of such costs were expensed as not directly related to the Company’s Regulation A Offering.

Our Mandatorily Convertible Debentures were classified as a separate equity line item, and have been classified as long term debt, net of issuance costs.

These reclassifications and other revisions increased the Company’s net loss for the period to increase from $1,062,083 to $1,210,479, and reduced GATC Health stockholders’ equity from $237,864 to $(329,784).

Revenue Recognition

On May 16, 2020 (“Date of Formation”), the Company adopted Accounting Standards Codification ASC 606 (“ASC 606”), Revenue from Contracts with Customers. Results for the reporting periods beginning on Date of Formation are presented under ASC 606.

The Company generates all of its revenue from contracts with customers. The Company recognizes revenue when we satisfy a performance obligation by transferring control of the promised services to a customer in an amount that reflects the consideration that we expect to receive in exchange for those services. The Company determines revenue recognition through the following steps:

1. Identification of the contract, or contracts, with a customer.
2. Identification of the performance obligations in the contract.
3. Determination of the transaction price.
4. Allocation of the transaction price to the performance obligations in the contract
5. Recognition of revenue when, or as, we satisfy a performance obligation.

The Company currently has three principal revenue streams. Under a contract with Systemic Formulas, the Company is paid for application of its proprietary AI analysis to genetic data from individuals.  Revenue on the Systemic Formulas contract is recognized upon completion of the analysis on each individual data set; the time required for analysis is typically less than one day. The Company also develops Engines for the analysis of genetically-specific applications. Revenues on development contracts are realized when the Engine is completed, as demonstrated by customer acceptance or other contractual provisions, or in some cases upon completion of agreed-upon stages. Finally, customers may enter into licensing agreements with the Company pursuant to which the Company is paid upon completion of AI analysis on a per-test basis; again, the time required for analysis is typically less than one day.

Cash and Cash Equivalents

We consider all highly liquid investments with maturities of three months or less to be cash equivalents. As of September 30, 2021 and December 31, 2020, the Company had $4,269,466 and $18,374 in cash and cash equivalents. The Company does maintain cash balances in banking institutions in excess of federally insured amounts and therefore is exposed to the related potential credit risk associated with such cash deposits. The Company has not experienced any cash losses.

Income tax

We are subject to income taxes in the United States and the State of California. Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes. In accordance with FASB ASC Topic 740, “Income Taxes,” we provide for the recognition of deferred tax assets if realization of such assets is more likely than not.

Estimates

The preparation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of net sales and expenses during the reported periods. Actual results may differ from those estimates and such differences may be material to the financial statements. The more significant estimates and assumptions by management include among others, the fair value of shares of common stock issued for services. The current economic environment has increased the degree of uncertainty inherent in these estimates and assumptions.

Fair Value Measurements

Fair value measurements are determined using authoritative guidance issued by the FASB, with the exception of the application of the guidance to non-recurring, non-financial assets and liabilities as permitted. Fair value is defined in the authoritative guidance as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A fair value hierarchy was established, which prioritizes the inputs used in measuring fair value into three broad levels as follows:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Inputs, other than the quoted prices in active markets, are observable either directly or indirectly.

Level 3—Unobservable inputs based on the Company's assumptions.

The Company is required to use observable market data if available without undue cost and effort.

The Company’s financial instruments include accounts payable. Management has estimated that the carrying amounts approximate their fair value due to the short-term nature.

Loss Per Share

Loss per share is calculated in accordance with ASC Topic 260, “Earnings Per Share.” Basic loss per share has been computed using the weighted average number of common shares outstanding and issuable during the period. Diluted loss per share is computed based on the weighted average number of common shares and all common equivalent shares outstanding during the period in which they are dilutive. For the nine months ended September 30, 2021, the weighted average common shares outstanding was 17,030,849.

Stock-Based Compensation

Pursuant to its 2021 Equity Incentive Plan, the Company may issue stock instruments, including shares of its common stock, restricted stock units (RSUs), stock options, and warrants to purchase shares of its common stock to employees and non-employees in non-capital raising transactions for services and for financing costs. The Company accounts for stock option awards issued and vesting to employees in accordance with authorization guidance of the FASB whereas the value of stock-based compensation is measured at the grant date, based on the fair value of the award, and is recognized as expense over the requisite service period. Options to purchase shares of the Company’s common stock vest and expire according to the terms established at the grant date.

The Company accounts for stock options and warrant grants issued and vesting to non- employees in accordance with the authoritative guidance of the FASB whereas the value of the stock compensation is based upon the measurement date as determined at either (a) the date at which a performance commitment is reached, or (b) at the date at which the necessary performance to earn the equity instruments is complete. As of the periods presented, there were no awards issued under the 2021 Equity Incentive Plan.

Advertising costs

Advertising costs of $0 were incurred in the three and nine months ended September 30, 2021 and 2020.

Property and Equipment

Property and Equipment is stated at cost, or for property and equipment contributed to the Company upon incorporation, upon the fair market value of such property and equipment. Upon incorporation of the Company, the founders contributed office equipment and furniture with a fair market value of $40,463 and computer equipment of $7,245 with a fair market value of $11,415. The cost of additions and substantial improvements to property, plant and equipment is capitalized. The cost of maintenance and repairs of property, plant and equipment is charged to operating expenses. Property, plant and equipment is depreciated using straight-line methods over their estimated economic lives.

Capitalized Software Development Costs

In accordance with ASC 350-40 “Internal-Use Software” and ASC 350-985 “Software” the Company expenses costs as they are incurred until technological feasibility has been established, at and after which time those costs are capitalized until the product is available for general release to customers. Costs incurred to enhance our software products, after general market release of the services using the products, is expensed in the period they are incurred. The periodic expense for the amortization of previously capitalized software development costs is included in costs of services provided.

Deferred offering costs

In accordance with Staff Accounting Bulletin 5.A, offering costs being incurred in connection with the Company’s proposed public offering under Regulation A are deferred and are reflected as other assets in the accompanying consolidated balances sheets. Such costs will be deducted from the net proceeds of the offering if it is successful; if not, such costs will be expensed.

Recent Accounting Pronouncements

In 2020, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, effective for fiscal years beginning after December 15, 2021 and early adoption is permitted. ASU 2020-06 addresses the complexity in accounting for certain financial instruments with characteristics of liabilities and equity. Amongst other provisions, the amendments in this ASU significantly change the guidance on the issuer’s accounting for convertible instruments and the guidance on the derivative scope exception for contracts in an entity’s own equity such that fewer conversion features will require separate recognition, and fewer freestanding instruments, like warrants, will require liability treatment. The implementation of ASU 2020-06 did not have a material effect on the Company’s financial statements or disclosures.

Other recent accounting pronouncements issued by the FASB, including its Emerging Issues Task Force, the American Institute of Certified Public Accountants, and the Securities and Exchange Commission did not or is not believed by management to have a material impact on the Company's present or future consolidated financial statements.

NOTE 2 - GOING CONCERN

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America, which contemplate continuation of the Company as a going concern. However, the Company is still in the development stage and has not yet been successful in establishing profitable operations. The Company has incurred net losses of $1,210,479 and $14,617,915, for the period May 16, 2020 (inception) to December 31, 2020 and the nine months ended September 30, 2021, respectively. The Company has generated limited revenues to date. These factors create substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

The Company's management plans to continue as a going concern revolves around its ability to achieve, as well as raise necessary capital to pay ongoing general and administrative expenses of the Company. The ability of the Company to continue as a going concern is dependent on securing additional sources of capital and the success of the Company's plan. There is no assurance that the Company will be successful in raising the additional capital or in achieving profitable operations.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and Equipment consisted of the following as of:

	Estimated Life	September 30, 2021	December 31, 2020

Office equipment and furniture	5 years	$44,639	$40,463
Computer equipment	3 years	16,630	7,245
Accumulated depreciation		(12,354)	(3,227)
		$48,915	$44,481

Depreciation expense was $9,127 for the nine months ended September 30, 2021, and is classified in general and administrative expenses in the Statements of Operations.

NOTE 4 – INTANGIBLE ASSETS

Intangible assets consisted of the following as of:

	Estimated Life	September 30, 2021	December 31, 2020

Capitalized software	2 years	$259,219	$108,538
Tradenames	5 years	2,536	1,000
Accumulated amortization		(59,936)	(825)
		$201,819	$108,713

Amortization
Year ending:	Expense
2021 (remaining three months)	$ 31,710
2022	129,877
2023	39,208
2024	507
2025	390
Thereafter	127
Total amortization	$ 201,819

Amortization expense was $59,111 for the nine months ended September 30, 2021, and is classified in general and administrative expenses in the Statements of Operations.

NOTE 5 – EARNINGS PER SHARE

FASB ASC Topic 260, Earnings Per Share, requires a reconciliation of the numerator and denominator of the basic and diluted earnings (loss) per share (EPS) computations.

Basic and diluted earnings (loss) per share are the same since net losses for all periods presented and including the additional potential common shares would have an anti-dilutive effect.

	Nine Months Ended September 30,
	2021	2020

Net loss attributable to the common stockholders	$(14,617,915)	$(522,290)

Basic weighted average outstanding shares of common stock	17,030,849	9,049,097
Dilutive effect of options and warrants	--	--
Diluted weighted average common stock and common stock equivalents	17,030,849	9,049,097

Loss per share:
Basic and diluted	$(0.86)	$(0.06)

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) was enacted in the United States. The CARES Act provides numerous tax provisions and other stimulus measures, including temporary changes regarding the prior and future utilization of net operating losses, temporary suspension of certain payment requirements for the employer portion of Social Security taxes, technical corrections from prior tax legislation for tax depreciation of certain qualified improvement property, and the creation of certain refundable employee retention credits. The Company evaluated the provisions of the CARES Act and does not anticipate the associated impacts, if any, will have a material effect on the Company’s provision for income taxes for the year ended December 31, 2021.

NOTE 6 - STOCKHOLDERS’ EQUITY

The Company has authorized 100,000,000 shares of common stock, $0.0001 par value, of which 21,860,247 and 18,960,000 shares are outstanding as of September 30, 2021 and December 31, 2020, respectively.

The Company issued 26,000,000 shares of Common Stock on July 1, 2020 for furniture, office and computer equipment valued at $41,463, and the contribution of 63.4% of the outstanding shares of GATC Rx Corp.  On July 24, 2020, the Company issued 1,000,000 shares of Common Stock to a related party, GATC Naturals Corp, in connection with a licensing agreement, and issued 160,000 shares for services rendered by an unrelated party during the period September to December 2020.

During the nine months ended September 30, 2021 and 2020, the Company issued 1,083,254 and 40,000 common shares valued at $2,087,950 and $102,000 (based on the estimated fair value of the stock on the date of grant), respectively, for services rendered and issued options to purchase 8,342,333 and 12,000 shares of common stock, valued at $7,101,624 and $12,182 (based on the Black Scholes options pricing method on the date of grant), respectively.

By resolution of its Board of Directors dated March 31, 2021, the Company agreed to issue 2,431,000 shares of common stock to acquire the minority interests in its GATC Rx subsidiary, via a share exchange. This share exchange was completed on August 12, 2021 following approval by GATC Rx shareholders on July 15, 2021.

In June and July 2020, GATC Rx Corp issued 2,500,000 shares of its common stock to sixteen investors at a price of $0.20 per share in cash, and issued 250,000 shares for services to one entity. On July 1, 2020, in connection with the incorporation of the Company, shareholders holding 8,095,000 of the 12,770,000 outstanding common stock of GATC Rx Corp contributed those shares to the Company.

At an annual shareholders meeting held on June 7, 2021, the shareholders approved an amendment to the Articles of Incorporation which (a) authorizes the issuance of up to 10,000,000 shares of preferred stock, $0.0001 par value, which may be issued with such rights, preferences and designation and to be issued in such series as determined by the Board of Directors; (b) provides for the issuance of up to 1,500,000 shares of Series A Convertible Preferred Stock, each share of which is convertible into 10 shares of Common Stock (as adjusted)  and has 200 votes (as adjusted) per share; and provides for a classified board of directors. Following the annual meeting, holders of 820,000 shares of common stock elected to exchange their common shares for an aggregate of 820,000 shares of Series A Convertible Preferred Stock.

The Company’s Regulation A Offering was qualified by the Securities and Exchange Commission on September 27, 2021. To date, no securities have been sold in the offering.

The Company completed an offering of its Common Stock under a private placement during September 2021. A total of 490,127 shares of Common Stock were sold to accredited investors at a price of $3.75 per share. As of September 30, 2021, 306,179 shares, totaling $1,413,150, were subscribed and presented in Stockholders’ Equity in the consolidated balance sheets.  As of the date of this filing, $1,412,400 has been collected with a balance of $750 remaining to be collected.

The Company amended its Articles of Incorporation in June 2021 to authorize the issuance of 1,500,000 shares of Series A Convertible Preferred Stock. At the annual shareholders meeting held on June 7, shareholders were offered the opportunity to exchange twenty shares of Common Stock for one share of Series A Convertible Preferred Stock; six shareholders holding an aggregate of 16,400,000 shares of Common Stock elected to exchange their Common Stock for 820,000 shares of Series A Convertible Preferred Stock. Each share of Series A Convertible Preferred Stock is convertible into 20 shares of Common Stock, but has 200 voting rights per share.  From June 7 to September 30, 2021, three of such shareholders converted 73,113 shares of Series A Convertible Preferred Stock back into 1,462,266 shares of Common Stock.

NOTE 7 - CONVERTIBLE DEBENTURES

Through September 9, 2021 and December 31, 2020, the Company had offered and sold an aggregate of $10,367,882 and $676,250, respectively, of its 8% Convertible Debentures. The Debentures are mandatorily convertible into shares of Common Stock, together with accrued interest at 8% per annum, at the lesser of $3.75 per share or at a 25% discount to the price at which the Company effects any equity offering of no less than $1 million, at the earliest to occur of (a) three years after issuance of each particular Debenture, or (b) at such time as the Company raises no less than $1 million in such offering subsequent to the offering of the Debentures. Any holder of Debentures may also, at any time, convert Debentures in whole or in part into common stock at such conversion rate.

In accordance with Accounting Standard 2015-03, Interest-Imputation of Interest, the amount of the Convertible Debentures has been presented on the balance sheets net of the issuance costs of $3,279,668 and $212,971 as of September 30, 2021 and December 31, 2020, respectively. These issuance costs are being expensed as interest over the remaining term of the Convertible Debentures, or upon conversion into Common Stock. All of the Convertible Debentures, along with $216,333 of accrued interest, were mandatorily converted into Common Stock on September 21, 2021.

The Company effected a one-for-one stock dividend (the “Dividend”) in August 2021. As a result, the conversion rate for the 8% Convertible Debentures was adjusted from $3.75 to $1.875 per share, and the conversion rate for the Series A Convertible Preferred Stock was increased from 10 to 20 Common Shares for each Preferred Share.  All of the then outstanding $10,367,882 in 8% Convertible Debentures, with accrued interest of $216,333, were converted on September 21, 2021 into 5,644,915 shares of Common Stock. All share amounts in the Company’s financial statements reflect the Dividend issuance.

NOTE 8 - RELATED PARTY TRANSACTIONS

The Company owns certain intellectual property, including a patent application and trade secrets, and patents in development, for its Multiomic Advanced Technology ™ (“MAT”). MAT sequences an individual’s DNA, reading the entire genome and analyzing the full data set of “omics,” including genomics, proteomics, and microbiomics, using artificial intelligence. Certain aspects of MAT were developed by an unaffiliated company, Frelii, Inc. and assigned to GATC Naturls Corp. (“, a company under common control with the Company, on July 7, 2019. GATC Naturals transferred these intellectual property rights to the Company on July 24, 2020 in exchange for 1,000,000 shares of Company common stock. The Company has relicensed MAT to GATC NAturals with respect to its use for CBD-related therapies, in exchange for a license fee equal to 80% of GATC Natural’s gross revenues. The Company is required to pay Frelii a 3% royalty on MAT; to date, no material amount is due Frelii under the technology transfer agreement with that company.

On March 23, 2021, the Company licensed MAT to a newly-formed corporation, GATC DB Care Corp. (“DB Care”), in exchange for a 7% royalty on net sales, with respect to the diabetes genetic testing and the development of therapies with respect thereto. DB Care management and its control shareholders are all officers and/or shareholders of the Company. The Company loaned $100 to DB Care to enable that company to open a bank account.

Management believes that these transactions between the Company and Naturals/DB Care are on the same terms as would prevail in arm’s length negotiations.

The Company has loaned funds to both of GATC Naturals and Rx.  As of September 30, 2021 and December 31, 2020, GATC Naturals owed the Company $186,800 and $79,800, respectively. The loans bear no interest and are payable on demand.

Until August 1, 2021, the Company subleased approximately 2,500 square feet of office space on a month-to-month basis in a modern office building from ONIT Sciences, Inc., a company under common control with the Company, and also reimburses ONIT for health insurance premiums of approximately $4,500 per month paid by ONIT on behalf of Company consultants. The total monthly payments to ONIT for the sublease and the health insurance was $15,000 per month. The lease rate per square foot of $4.00 was believed to be equivalent to the rate the Company would be required to pay to an unrelated party. On August 1, 2021, the Company entered into a lease directly with the building owner for twenty-six months.

NOTE 9 – OPERATING LEASE

The Company adopted ASC 842 as of August 1, 2021. The Company has an operating lease for the Company’s warehouse and office and accounts for this lease in accordance with ASC 842. Adoption of the standard resulted in the initial recognition of operating lease ROU asset of $158,347 and operating lease liability of $158,347 as of August 1, 2021.

Effective August 1, 2021, the Company entered into a 26-month lease for its headquarters located at 2030 Main Street, Suite 660, Irvine, California.  This facility is leased in monthly installments of approximately $7,866 for months 1 through 12, $8,090 for months 13 through 24, and $8,340 for months 25 and 26.  The monthly rent shall be increased by three percent (3%) per annum each succeeding lease year.

Operating lease right-of-use (“ROU”) assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Generally, the implicit rate of interest in arrangements is not readily determinable and the Company utilizes its incremental borrowing rate in determining the present value of lease payments. The Company’s incremental borrowing rate is a hypothetical rate based on its understanding of what its credit rating would be. The operating lease ROU asset includes any lease payments made and excludes lease incentives. Our variable lease payments primarily consist of maintenance and other operating expenses from our real estate leases. Variable lease payments are excluded from the ROU assets and lease liabilities and are recognized in the period in which the obligation for those payments is incurred. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term.

We have lease agreements with lease and non-lease components. We have elected to account for these lease and non-lease components as a single lease component. We are also electing not to apply the recognition requirements to short-term leases of twelve months or less and instead will recognize lease payments as expense on a straight-line basis over the lease term.

The components of lease expense and supplemental cash flow information related to leases for the period are as follows:

In accordance with ASC 842, the components of lease expense were as follows:

	Nine Months ended September 30,		Three Months ended September 30,

	2021	2020	2021	2020
Operating lease expense	$ 13,841	$ -	$ 13,841	$ -
Short term lease cost	$ -	$ -	$ -	$ -
Total lease expense	$ 13,841	$ -	$ 13,841	$ -

In accordance with ASC 842, other information related to leases was as follows:

Nine Months ended September 30,	2021	2020
Operating cash flows from operating leases	$ 12,485	$ -
Cash paid for amounts included in the measurement of lease liabilities	$ 12,485	$ -

Weighted-average remaining lease term—operating leases	2.00 years	-
Weighted-average discount rate—operating leases	10%	-

	In accordance with ASC 842, maturities of operating lease liabilities as of September 30, 2021 were as follows:

		Operating
Year ending:		Lease
2021 (remaining three months)		$ 23,597
2022		95,510
2023		73,312
Total undiscounted cash flows		$ 192,419

Reconciliation of lease liabilities:
Weighted-average remaining lease terms		2.00 years
Weighted-average discount rate		10%
Present values		$ 173,587

Lease liabilities—current		81,110
Lease liabilities—long-term		92,477
Lease liabilities—total		$ 173,587

Difference between undiscounted and discounted cash flows		$ 18,832

Operating lease cost was $13,841 and $13,841, and $0 and $0 for the three and nine months ended September 30, 2021 and 2020, respectively.

NOTE 10 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the filing of the financial statements for the nine months ended September 30, 2021, and determined that there have been no events that have occurred that would require adjustments to our disclosures in the consolidated financial statements except the following:

On December 3, 2021, the Company initiated a private offering to sell up to 2,000,000 units at a price of $5.00 per share.  Each unit consists of one share of the Company’s common stock, one Class A warrant and one Class B warrant with each warrant entitling the holder to purchase an additional share of common stock at a price of $5.00 and $10.00 per share, respectively, until December 31, 2023. Upon certain events, the warrants are callable at the option of the Company provided that the Company has filed a registration statement covering the common stock underlying the warrants. As of this filing, the Company has sold 6,500 units for $32,500.

Subsequent to September 30, 2021, the Company issued 474,800 options valued at $324,966 (based on the Black Scholes options pricing method on the date of grant).